Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Annual Report for the Fiscal Year Ended December 31, 2021

This annual report provides Melco Resorts Finance Limited’s (“Melco Resorts Finance”) audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2021, together with related information.

Melco Resorts Finance Limited

TABLE OF CONTENTS

For the Year Ended December 31, 2021

INTRODUCTION

In this annual report, unless otherwise indicated:

•

“2015 Credit Facilities” refer to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to approximately US$128,000) which remained outstanding under the term loan facility and the HK$1.0 million (equivalent to approximately US$128,000) revolving credit facility commitment which remained available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were cancelled;

•

“2020 Credit Facilities” refer to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One Limited (“MCO Nominee One”), our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.90 billion) in a revolving credit facility for a term of five years;

•

“2025 Senior Notes” refer to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 (the “First 2025 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on July 3, 2017 (the “Additional 2025 Senior Notes”);

•	“2026 Senior Notes” refer to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019;

•	“2027 Senior Notes” refer to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•

“2028 Senior Notes” refer to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 (the “First 2028 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on August 11, 2020 (the “Additional 2028 Senior Notes”);

•

“2029 Senior Notes” refer to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 (the “First 2029 Senior Notes”) and US$250.0 million in aggregate principal amount was issued on January 21, 2021 (the “Additional 2029 Senior Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“Altira Resorts” refers to our subsidiary, Altira Resorts Limited (formerly known as Altira Developments Limited), a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming businesses at Altira Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•

“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Parent and its subsidiaries;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we”, “us”, “our”, “our company” and the “Company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2021 and 2020 and as of December 31, 2021 and 2020.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition and where the Macau Legislative Assembly is currently considering a proposal to amend the key gaming legislation, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, (vii) proposed amendments to the gaming law in Macau, the extension of current gaming concessions and subconcessions and tender for new gaming concessions, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this annual report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.798487 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP8.032451 = US$1.00.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated statements of operations data for the years ended December 31, 2021 and 2020, and the selected historical consolidated balance sheets data as of December 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2021	2020(1)
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$1,783,186	$1,548,563
Total operating costs and expenses	$(2,017,022)	$(1,991,191)
Operating loss	$(233,836)	$(442,628)
Net loss	$(481,732)	$(654,652)

	As of December 31,
	2021	2020
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$885,958	$894,246
Total assets	$6,061,293	$6,208,220
Total current liabilities	$721,404	$779,128
Total debts(2)	$4,476,000	$4,061,585
Total liabilities	$5,226,825	$4,876,158
Total shareholder’s equity	$834,468	$1,332,062

(1)

We adopted Accounting Standards Codification 326, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”) on January 1, 2020 under the modified retrospective method. Results for the periods beginning on or after January 1, 2020 are presented under the ASU 2016-13, while prior year amount are not adjusted and continue to be reported in accordance with the previous basis. There was no material impact on our financial position as of January 1, 2020 and December 31, 2020 and our results of operations for the year ended December 31, 2020 as a result of the adoption of the ASU 2016-13.

(2)	Total debts include current and non-current portion of long-term debt, net, and other long-term liabilities.

The following table sets forth our consolidated statements of cash flows for the years indicated:

	Year Ended December 31,
	2021	2020
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash used in operating activities	$(165,262)	$(759,721)
Net cash (used in) provided by investing activities	$(246,140)	$268,262
Net cash provided by financing activities	$408,353	$728,298
Effect of exchange rate on cash, cash equivalents and restricted cash	$(5,241)	$3,059

(Decrease) increase in cash, cash equivalents and restricted cash	$(8,290)	$239,898
Cash, cash equivalents and restricted cash at beginning of year	$894,521	$654,623

Cash, cash equivalents and restricted cash at end of year	$886,231	$894,521

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.

Overview

We are a developer, owner and operator of integrated resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also provide gaming and non-gaming services to Studio City pursuant to the Services and Right to Use Arrangements and Master Services Agreements.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes Travel Guide Five-Star hotels in Macau – Altira Macau, Morpheus and Nüwa – and have received 12 Forbes Travel Guide Five-Star and one Forbes Travel Guide Four-Star recognition across our properties in 2022. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-on-year basis in 2019 compared to 2018. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. According to the DICJ, from March 2020 to December 2020, Macau gross gaming revenues experienced an 85.5% decline compared to the same ten months from March 2019 to December 2019 due to imposed pandemic restrictions. We believe such year-on-year decline was mainly due to the impact of the COVID-19 outbreak, which resulted in a significant decline in inbound tourism, among other things. Although the Macau gross gaming revenues from March 2021 to December 2021 increased 103.1% compared to March 2020 to December 2020, which we believe was mainly driven by the gradual recovery in the mass-market segment enabled by resumption of IVS visas in September 2020, they were still 70.5% below those of the same period in 2019. According to the DICJ, gross gaming revenues in Macau decreased by 24.8% on a year-over-year basis in the first quarter of 2022 as compared to the first quarter of 2021 and were 76.7% below the first quarter of 2019, the last financial year before the COVID-19 outbreak.

Our operations remain impacted by travel restrictions and quarantine requirements. The appearance of COVID-19 cases in Macau in early August 2021 and late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers no longer require 14-day quarantine on arrival in Zhuhai, and the validity of nucleic acid tests to enter Zhuhai was extended from 24 hours to 7 days. The validity of nucleic acid tests to enter Macau and quarantine requirements upon entry to Macau vary from time to time and is currently set at 72 hours for entry from Zhuhai. Health-related precautionary measures remain in place and non-Macau resident individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they have been in Hong Kong or mainland PRC in the preceding 21 days and are eligible for an exemption application.

Uncertainty around COVID-19 outbreaks continue into 2022. Key factors impacting 2022 performance and the pace of recovery from COVID-19-related disruptions continue to depend on future events, including the duration of travel and visa restrictions, quarantine requirements, the pace of vaccination progress, development of new medicines for COVID-19 as well as customer sentiment and consumer behavior related to discretionary spending and travel, all of which remain highly uncertain. We are currently unable to reasonably estimate the financial impact to our future results of operations, cash flows and financial condition.

The disruptions to our business caused by the COVID-19 outbreak have had an adverse effect on our operations and as such disruptions are ongoing, such adverse effects will likely continue. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the COVID-19 outbreak. We have taken various mitigating measures to manage through the COVID-19 outbreak challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet. In addition, operating hours at our retail, dining and entertainment facilities are continuously being adjusted in line with customer visitation and, from time to time, we have closed certain facilities due to low visitation. The timing and manner in which these areas will return to full operation are currently unknown. Furthermore, health-related precautionary measures remain in place at our property, which could continue to impact visitation and customer spending.

Given the uncertainty around the extent and duration of the COVID-19 outbreak and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. Moreover, even if the COVID-19 outbreak subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all.

City of Dreams

Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, City of Dreams had an average of approximately 511 gaming tables and approximately 572 gaming machines in 2021, compared to an average of approximately 496 gaming tables and approximately 487 gaming machines in 2020. Morpheus offers approximately 770 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021 offers approximately 290 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater (temporarily closed since June 2020), recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. Morpheus provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since June 2020) produced by Franco Dragone. The Para nightclub which replaced Club Cubic offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. The Countdown will undergo renovations as part of its rebranding. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

For the years ended December 31, 2021 and 2020, the total operating revenues generated from City of Dreams amounted to US$1,223.9 million and US$1,061.8 million, both representing 68.6% of our total operating revenues.

Altira Macau

Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Altira Macau had an average of approximately 101 gaming tables and 121 gaming machines operated under the brand Mocha Club at Altira Macau in 2021, compared to an average of approximately 97 gaming tables and 110 gaming machines operated under the brand Mocha Club at Altira Macau in 2020. In addition, Altira Macau had approximately 230 hotel rooms as of December 31, 2021 and features several fine dining and casual restaurants and recreation and leisure facilities. Starting in the third quarter of 2021, Altira Macau was strategically repositioned to cater to the premium mass segment and ceased VIP rolling chip operations.

For the years ended December 31, 2021 and 2020, the total operating revenues generated from Altira Macau amounted to US$56.6 million and US$109.0 million, representing 3.2% and 7.0% of our total operating revenues, respectively.

Mocha Clubs

Excluding gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Mocha Clubs had seven clubs with an average of approximately 813 gaming machines in operation (excluding approximately 121 gaming machines at Altira Macau) in 2021, compared to an average of approximately 760 gaming machines in operation (excluding approximately 110 gaming machines at Altira Macau) in 2020. Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting.

For the years ended December 31, 2021 and 2020, the total operating revenues generated from Mocha Clubs amounted to US$85.0 million and US$65.3 million , representing 4.8% and 4.2% of our total operating revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2021 and 2020, gaming machine revenues represented 97.1% and 96.3% of total operating revenues generated from Mocha Clubs, respectively.

Summary of Financial Results

For the year ended December 31, 2021, our total operating revenues were US$1.78 billion, which represents an increase of 15.2% from US$1.55 billion of total operating revenues for the year ended December 31, 2020. The increase in total operating revenues was primarily attributable to improved performance in mass market tables game segment and non-gaming operations at City of Dreams, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, partially offset by softer performance in rolling chip segment at City of Dreams and Altira Macau. Net loss for the year ended December 31, 2021 was US$481.7 million, as compared to net loss of US$654.7 million for the year ended December 31, 2020. The decrease in net loss was primarily attributable to improved performance at City of Dreams mentioned above, partially offset by higher interest expenses, net of amounts capitalized in 2021. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses in the consolidated statement of operations. The revenues and costs from the provision of management services to affiliated companies are reflected in entertainment, retail and other revenues and operating expenses, respectively, in the consolidated statement of operations.

The following summarizes the results of our operations:

	Year Ended December 31,
	2021	2020
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$1,783,186	$1,548,563
Total operating costs and expenses	$(2,017,022)	$(1,991,191)
Operating loss	$(233,836)	$(442,628)
Net loss	$(481,732)	$(654,652)

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•

The impact of the COVID-19 outbreak, including its severity, magnitude and duration, and any recovery from such disruptions will depend on future events, including the duration of travel and visa restrictions, quarantine requirements, the pace of vaccination progress, development of new medicines for COVID-19, the impact of potential higher unemployment rates, declines in income levels, and loss of personal wealth resulting from the COVID-19 outbreak affecting discretionary spending and traveling, all of which are highly uncertain. The disruptions to our business caused by the COVID-19 outbreak have had an adverse effect on our operations and as such disruptions are ongoing, such adverse effects are likely to continue;

•

The impact of the proposed law amending the Macau gaming law and the proposed gaming operations activities law which will replace the gaming promoters regulation, as well as any other policies and legislation implemented by the Macau government, including interpretations thereof, such as those relating to the granting of new gaming concessions and the rules and policies thereof, gaming operator liability, restrictions on agreements with management companies, travel and visa policies as well as policies relating to gaming table allocations and gaming machine requirements;

•

Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in the PRC or new measures taken by the Chinese government, including criminalization of certain conduct, to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in the PRC, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•

The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau will intensify the competition in the business that we operate;

•

Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage of our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data;

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Increases in cybersecurity and ransomware attacks around the world and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements;

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Gaming promoters in Macau have experienced significantly increased regulatory scrutiny that has resulted in the cessation of business of many gaming promoters and we also ceased all gaming promoters arrangements in Macau in December 2021;

•	Our 2015 Credit Facilities and 2020 Credit Facilities, which expose us to interest rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”; and

•

The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

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Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•

Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate across our properties is in the range of 2.85% to 3.15%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Tables games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded. Room statistics also excluded rooms that were temporarily closed or provided to the staff members due to the COVID-19 outbreak.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments which are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our integrated resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(h) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated term of the land use rights on a straight-line basis. The estimated term of the land use rights under the applicable land concession contracts are based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use rights are periodically reviewed. Refer to note 2(o) to the consolidated financial statements included elsewhere in this annual report for further details of estimated term of the land use rights.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Costs incurred to develop software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The remaining estimated useful lives of the internal-use software are periodically reviewed. Refer to note 2(k) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the internal use software.

Our total capital expenditures for the years ended December 31, 2021 and 2020 were US$173.5 million and US$147.9 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. Refer to note 22 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model with assumptions that market participants would use in their estimates of fair value, including the estimated future cash flows, discount rates and capitalization rates. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses are recorded as operating expenses.

During the years ended December 31, 2021 and 2020, impairment losses of US$0.2 million and US$3.2 million were recognized, respectively, mainly due to the reconfigurations and renovations of our operating properties.

The disruptions to our business caused by the COVID-19 outbreak had an adverse effects on our financial condition and operations for the year ended December 31, 2021. As a result, we concluded that a triggering event occurred and evaluated our long-lived assets at each asset group, including our casino properties in Macau for recoverability at interim and as of December 31, 2021. We determined and concluded no impairment on our properties existed. As discussed above, estimating future cash flows of the assets involves significant assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and purchased intangible assets with indefinite useful lives as at December 31, 2021 and 2020 were associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If we determine a qualitative assessment is to be performed, we assess certain qualitative factors including, but not limited to, the results of the most recent quantitative impairment test, operating results and projected operating results, and macro-economic and industry conditions. If we determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, we then perform a quantitative impairment test.

On January 1, 2020, we early adopted the accounting standards update on goodwill impairment testing on a prospective basis. To perform a quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of our reporting unit with its fair value. If the carrying value of the reporting unit exceeds its fair value, we would recognize an impairment loss for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. We determine the fair value of our reporting units using income valuation approaches through the application of discounted cash flow method.

The projections for future cash flows utilized in the discounted cash flow method are derived from historical experience and assumptions regarding future growth and profitability of the reporting unit, These projections are consistent with our budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of the reporting unit. Beyond five years, a terminal value was determined using a perpetuity growth rate. For the goodwill impairment test of Mocha Clubs, the rates used to discount the cash flow are 9.8% and 10.8% for the years ended December 31, 2021 and 2020 respectively and sensitivity analysis was performed by either reducing the operating cash flows by 5% or increasing the discount rate by one percentage point, which would not have resulted in its carrying value exceeding its fair value.

To perform a quantitative impairment test of the trademarks of Mocha Clubs, we perform an assessment that consists of a comparison of their carrying values with their fair values using the relief-from-royalty method. Under this method, we estimate the fair values of the trademarks, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates. The disruptions to our business caused by the COVID-19 outbreak had adverse effects on the financial condition and operations of Mocha Clubs for the year ended December 31, 2021 and 2020. As a result, we concluded that a triggering event occurred and we have performed quantitative assessments for impairment of goodwill and trademarks at interim and as of December 31, 2021 and 2020.

As a result of these assessments, no impairment losses on the goodwill and trademarks were recognized during the years ended December 31, 2021 and 2020.

As discussed above, determining the fair value of goodwill and trademarks of Mocha Clubs is judgmental in nature and requires the use of significant estimates and assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the goodwill and trademarks of Mocha Clubs.

Revenue Recognition

Our revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. We account for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under our non-discretionary incentives programs (including loyalty programs).

For casino transactions that include complimentary goods or services provided by us to incentivize future gaming, we allocate the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under our control and discretion and supplied by third parties are recorded as operating expenses.

We operate different non-discretionary incentives programs in certain of our properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, we defer a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for our self-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of our hotels, Grand Dragon Casino and Studio City Casino and concluded that we are the controlling entity and are the principal to these arrangements. For the operations of one of our hotels, we are the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to us, and we receive all rewards and take substantial risks associated with the hotel’s business; we are the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino and Studio City Casino, given we operate Grand Dragon Casino and Studio City Casino under a right to use agreement and a Services and Right to Use Arrangements, respectively, with the owners of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenue is, therefore, recognized on a gross basis.

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from the customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by us are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by us are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fees escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit , historically, was also given to our gaming promoters in Macau, which receivables can be offset against commissions payable and any other value items held by us to the respective customers and for which we intend to set off when required. For the years ended December 31, 2021 and 2020, approximately 13.6% and 22.0% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2021 and 2020, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

On January 1, 2020, we early adopted ASU 2016-13 under the modified retrospective method. There was no material impact on our financial position as of January 1, 2020 and December 31, 2020 and our results of operations and cash flows for the year ended December 31, 2020 as a result of the adoption of ASU 2016-13. The accounting policies for allowances for credit losses are as follows:

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on our specific reviews of customer accounts with a balance over a specified dollar amounts. the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers and management’s expectations of current and future economic conditions.

As of December 31, 2021 and 2020, the Company’s allowances for casino credit losses were 84.0% and 74.1% of gross casino accounts receivables, respectively. The allowances for casino credit losses as a percentage of gross casino accounts receivable increased in 2021 was due to an increase in the age of outstanding account balances primarily caused by the COVID-19 outbreak, the cessation of gaming promoter operations and management’s expectations of future economic and business conditions and forecasts, including the impact of the COVID-19 outbreak. At December 31, 2021, a 100 basis-point change in the estimated allowance for credit losses as a percentage of casino receivables would change the allowance for credit losses by approximately US$3.0 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2021 and 2020, we recorded valuation allowances of US$96.7 million and US$88.5 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Other Accounting Policies and Estimates

In addition to the critical accounting policies and estimates described above, there are other accounting policies and estimates within the consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in the consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in the consolidated financial statements, the resulting changes could have a material adverse effect on the consolidated financial statements. See note 2 to the consolidated financial statements for further information on significant accounting policies.

Recent Changes in Accounting Standards

See note 2 to the consolidated financial statements included elsewhere in this annual report for discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our total operating revenues for the year ended December 31, 2021 were US$1.78 billion, an increase of US$234.6 million, or 15.2%, from US$1.55 billion for the year ended December 31, 2020. The increase in total operating revenues was primarily attributable to improved performance in mass market tables game segment and non-gaming operations at City of Dreams, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, partially offset by softer performance in rolling chip segment at City of Dreams and Altira Macau. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Our total operating revenues for the year ended December 31, 2021 consisted of US$1.46 billion of casino revenues, representing 81.6% of our total operating revenues, and US$327.6 million of non-casino revenues. Our total operating revenues for the year ended December 31, 2020 consisted of US$1.27 billion of casino revenues, representing 82.0% of our total operating revenues, and US$279.2 million of non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2021 were US$1.46 billion, representing a US$186.2 million, or 14.7%, increase from casino revenues of US$1.27 billion for the year ended December 31, 2020, primarily due to higher revenues in mass market tables game and gaming machine segments at City of Dreams and Altira Macau, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, partially offset by softer performance in rolling chip segment at City of Dreams and Altira Macau. Pursuant to the Services and Right to Use Arrangements, net income/loss arisen from operating the Studio City Casino is reimbursed to/from Studio City Entertainment. Such reimbursement is included in general and administrative expenses.

Altira Macau. Altira Macau has strategically repositioned itself to cater to the premium mass segment and has shut down VIP rolling chip operations starting in the third quarter of 2021. Altira Macau’s rolling chip volume for the year ended December 31, 2021 was US$1.96 billion, representing a decrease of US$1.07 billion, or 35.3%, from US$3.04 billion for the year ended December 31, 2020. The rolling chip win rate was 1.61% for the year ended December 31, 2021, which decreased from 4.11% for the year ended December 31, 2020. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$159.2 million for the year ended December 31, 2021, representing an increase of 11.3% from US$143.1 million for the year ended December 31, 2020. The mass market table games hold percentage was 24.5% for the year ended December 31, 2021, increasing from 23.2% for the year ended December 31, 2020. Average net win per gaming machine per day was US$201 for the year ended December 31, 2021, an increase of US$51, or 34.3%, from US$150 for the year ended December 31, 2020.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2021 of US$14.60 billion represented a decrease of US$1.10 billion, or 7.0%, from US$15.70 billion for the year ended December 31, 2020. The rolling chip win rate was 2.54% for the year ended December 31, 2021, which decreased from 4.21% for the year ended December 31, 2020. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$2.85 billion for the year ended December 31, 2021 which represented an increase of US$1.40 billion, or 97.5%, from US$1.44 billion for the year ended December 31, 2020. The mass market table games hold percentage was 30.8% for the year ended December 31, 2021, decreasing from 32.1% for the year ended December 31, 2020. Average net win per gaming machine per day was US$282 for the year ended December 31, 2021, an increase of US$52, or 22.4%, from US$230 for the year ended December 31, 2020.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2021 was US$287, an increase of US$42, or 17.2%, from US$244 for the year ended December 31, 2020.

Rooms. Room revenues (including complimentary rooms) were US$86.1 million for the year ended December 31, 2021, representing an increase of US$28.8 million, or 50.4%, from room revenues (including complimentary rooms) of US$57.2 million for the year ended December 31, 2020. The increase was primarily due to improved occupancy as a result of a year-over-year increase in inbound tourism to Macau. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$205, 53% and US$109, respectively, for the year ended December 31, 2021, as compared to US$210, 33% and US$69, respectively, for the year ended December 31, 2020. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$110, 48% and US$53, respectively, for the year ended December 31, 2021, as compared to US$164, 36% and US$59, respectively, for the year ended December 31, 2020.

Food and beverage. Food and beverage revenues (including complimentary food and beverage) were US$52.9 million for the year ended December 31, 2021, representing an increase of US$15.5 million, or 41.5%, from food and beverage revenues (including complimentary food and beverage) of US$37.4 million for the year ended December 31, 2020. The increase was primarily due to increase in business activities as a result of a year-over-year increase in inbound tourism to Macau.

Entertainment, retail and other. Entertainment, retail and other revenues (including complimentary entertainment services) were US$188.6 million and US$184.5 million for the years ended December 31, 2021 and 2020, respectively.

Operating costs and expenses

Total operating costs and expenses were US$2.02 billion for the year ended December 31, 2021, compared to US$1.99 billion for the year ended December 31, 2020.

Casino. Casino expenses remained stable at US$1.23 billion for both the years ended December 31, 2021 and 2020, primarily due to a decrease in provision for credit losses at City of Dreams and Altira Macau and a decrease in gaming taxes at Altira Macau resulting from lower revenues, which were offset by an increase in gaming taxes at City of Dreams and Mocha Clubs resulting from higher revenues, as well as an increase in casino expenses at Studio City Casino due to its improved performance, for which Melco Resorts Macau is reimbursed pursuant to the Services and Right to Use Arrangements.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, were US$30.9 million and US$29.1 million for the years ended December 31, 2021 and 2020, respectively.

Food and beverage. Food and beverage expenses were US$53.3 million and US$47.7 million for the years ended December 31, 2021 and 2020, respectively. The increase was in-line with higher food and beverage revenues for the year ended December 31, 2020.

Entertainment, retail and other. Entertainment, retail and other expenses were US$20.2 million and US$44.2 million for the years ended December 31, 2021 and 2020, respectively. The decrease was primarily due to lower operating costs as a result of the temporary closure of The House of Dancing Water since late June 2020.

General and administrative. General and administrative expenses increased by US$40.1 million, or 13.7%, to US$332.7 million for the year ended December 31, 2021 from US$292.6 million for the year ended December 31, 2020. The increase was primarily due to a lower reimbursement from Studio City Entertainment pursuant to the Services and Right to Use Arrangements as a result of the improved performance at Studio City Casino in the year ended December 31, 2021, partially offset by lower general and administrative expenses as a result of our cost containment efforts.

Amortization of gaming subconcession. Amortization expenses for our gaming subconcession continued to be recognized on a straight-line basis and were US$57.3 million and US$57.4 million for the years ended December 31, 2021 and 2020, respectively.

Amortization of land use rights. Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$10.9 million for both the years ended December 31, 2021 and 2020.

Depreciation and amortization. Depreciation and amortization expenses slightly increased by US$3.8 million, or 1.4%, to US$269.5 million for the year ended December 31, 2021 from US$265.7 million for the year ended December 31, 2020.

Property charges and other. Property charges and other for the year ended December 31, 2021 were US$16.6 million, which primarily included the costs incurred as a result of departmental restructuring. Property charges and other for the year ended December 31, 2020 were US$12.9 million, which primarily included the costs incurred as a result of departmental restructuring, assets impairment and donation in relation to the COVID-19 outbreak.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of amounts capitalized, other financing costs, foreign exchange losses, net, loss on extinguishment of debt, costs associated with debt modification as well as other non-operating expenses, net.

Interest expenses, net of amounts capitalized were US$234.0 million (net of amounts capitalized of US$0.5 million) for the year ended December 31, 2021, compared to US$194.7 million (net of amounts capitalized of US$0.7 million) for the year ended December 31, 2020. The increase was primarily due to increased interest expenses arising from the issuance of the First 2028 Senior Notes in July 2020, the Additional 2028 Senior Notes in August 2020, and the Additional 2029 Senior Notes in January 2021.

Other financing costs amounted to US$10.6 million for the year ended December 31, 2021, compared to US$7.5 million for the year ended December 31, 2020. The increase in other financing costs was primarily due to the increase in loan commitment fees in connection with the 2020 Credit Facilities which were entered into in late April 2020.

Loss on extinguishment of debt for the year ended December 31, 2020 was US$1.2 million, which was associated with the refinancing of the 2015 Credit Facilities with the 2020 Credit Facilities. We did not incur any loss on extinguishment of debt for the year ended December 31, 2021.

Costs associated with debt modification for the year ended December 31, 2020 were US$0.3 million, which was associated with the refinancing of the 2015 Credit Facilities with the 2020 Credit Facilities. We did not incur any costs associated with debt modification for the year ended December 31, 2021.

Income tax expense

Income tax expense for the year ended December 31, 2021 was primarily attributable to a lump sum tax payable of US$2.4 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau, partially offset by deferred income tax credit of US$0.6 million. The effective tax rate for the year ended December 31, 2021 was (0.30)%, as compared to (0.12)% for the year ended December 31, 2020. Such rates differs from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to the effects of different tax rates of subsidiaries operating in other jurisdictions, expenses for which no income tax benefit is receivable, tax losses that cannot be carried forward, expired tax losses and changes in valuation allowances for the years ended December 31, 2021 and 2020. Our management currently does not expect to realize significant income tax benefits associated with net operating losses carryforwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net loss

As a result of the foregoing, we had net loss of US$481.7 million for the year ended December 31, 2021, compared to net loss of US$654.7 million for the year ended December 31, 2020.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2021, we held cash and cash equivalents of US$886.0 million and restricted cash of US$0.3 million. Further, HK$11.73 billion (equivalent to US$1.50 billion) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2021	2020
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash used in operating activities	$(165,262)	$(759,721)
Net cash (used in) provided by investing activities	$(246,140)	$268,262
Net cash provided by financing activities	$408,353	$728,298
Effect of exchange rate on cash, cash equivalents and restricted cash	$(5,241)	$3,059

(Decrease) increase in cash, cash equivalents and restricted cash	$(8,290)	$239,898
Cash, cash equivalents and restricted cash at beginning of year	$894,521	$654,623

Cash, cash equivalents and restricted cash at end of year	$886,231	$894,521

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash used in operating activities was US$165.3 million for the year ended December 31, 2021, compared to net cash used in operating activities of US$759.7 million for the year ended December 31, 2020. The change was primarily due to improved performance of operations as described in the foregoing section and decreased working capital for operations.

Investing Activities

Net cash used in investing activities was US$246.1 million for the year ended December 31, 2021, compared to net cash provided by investing activities of US$268.3 million for the year ended December 31, 2020. The change was primarily due to payments of funds to affiliated companies during the year ended December 31, 2021 as compared to repayments from affiliated companies during the year ended December 31, 2020.

Net cash used in investing activities for the year ended December 31, 2021 mainly included payments for acquisition of property and equipment of US$189.9 million and funds to affiliated companies of US$54.2 million.

Net cash provided by investing activities for the year ended December 31, 2020 mainly included repayments from affiliated companies of US$417.3 million, partially offset by payments for acquisition of property and equipment of US$145.9 million.

Our payments for acquisition of property and equipment for the year ended December 31, 2021 were US$189.9 million, as compared to US$145.9 million for the year ended December 31, 2020. Such capital expenditures for both years were mainly associated with our development projects as well as enhancements to our integrated resort offerings.

Financing Activities

Net cash provided by financing activities amounted to US$408.4 million for the year ended December 31, 2021, which primarily represented (i) the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$399.7 million in December 2021 and (ii) the proceeds from the issuance of the Additional 2029 Senior Notes of US$258.1 million, which priced at 103.250% of the principal amount, partially offset by (iii) the repayment of the outstanding revolving credit facility under the 2020 Credit Facility of US$249.9 million.

Net cash provided by financing activities was US$728.3 million for the year ended December 31, 2020, which primarily represented (i) the proceeds from the issuance of the First 2028 Senior Notes in aggregate principal amount of US$500.0 million in July 2020, (ii) the proceeds from the issuance of the Additional 2028 Senior Notes of US$353.5 million in August 2020, which priced at 101.0% of the principal amount, (iii) the drawdown of the 2020 Credit Facilities of US$602.2 million, and (iv) the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$251.5 million, which were offset in part by (v) the repayment of the 2020 Credit Facilities of US$352.2 million, (vi) repayment of all loan amounts under the 2015 Credit Facilities of US$252.6 million, other than HK$1.0 million (equivalent to US$0.1 million) which remained outstanding under the term loan facility, (vii) dividend payments of US$325.0 million and (viii) payments of deferred financing costs of US$58.6 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of December 31, 2021:

As of December 31, 2021
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2028 Senior Notes	$850,000
2029 Senior Notes	$1,150,000
2015 Credit Facilities	$128
2020 Credit Facilities	$399,693

$4,499,821

Major changes in our indebtedness during the year ended and subsequent to December 31, 2021 are summarized below.

On January 21, 2021, we issued US$250.0 million in aggregate principal amount of the Additional 2029 Senior Notes.

On January 27, 2021, HK$1.94 billion (equivalent to US$249.9 million) in principal amount outstanding of the revolving credit facility under the 2020 Credit Facilities, together with accrued interest, was repaid with the proceeds from the 2029 Senior Notes.

On June 29, 2021, the 2029 Senior Notes were listed on the Chongwa (Macao) Financial Asset Exchange Co., Limited.

On November 5, 2021, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities have consented and agreed to a waiver extension of the following financial condition covenants contained in the revolving credit facility under the 2020 Credit Facilities (the “Facility Agreement”): (i) meet or exceed the interest cover ratio (ratio of consolidated EBITDA to consolidated net finance charges as such terms are defined in the Facility Agreement) of 2.50 to 1.00; (ii) not exceed the senior leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 3.50 to 1.00; and (iii) not exceed the total leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 4.50 to 1.00, in each case in respect of the relevant periods ending on the following applicable test dates: (a) March 31, 2022; (b) June 30, 2022; (c) September 30, 2022; and (d) December 31, 2022. MCO Nominee One has paid a customary fee to all consenting lenders in relation to such consent and such consent has become effective upon receipt of the consent fee by the facility agent of the lenders to the 2020 Credit Facilities.

On December 1, 2021, MCO Nominee One drew down HK$1.17 billion (equivalent to US$149.6 million) under the 2020 Credit Facilities and, on December 15, 2021, drew down HK$1.95 billion (equivalent to $250.0 million) under the 2020 Credit Facilities.

During the period from January 1, 2022 to April 29, 2022, MCO Nominee One drew down US$420.0 million of the revolving credit facility under the 2020 Credit Facilities, out of which US$340.0 million was advanced to Melco for working capital and general corporate purposes.

For further details of the above indebtedness, see note 11 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the extent to which borrowings are at fixed rates and still available to us, the maturity profile of such debt facilities, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “—Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “—Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing, purchasing or otherwise retiring existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities. Any such activities will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors and the amounts involved may be material.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

Our material cash requirements arise from the payment of interest expenses and repayment of principal relating to our indebtedness.

As of December 31, 2021, we had capital commitments contracted for but not incurred mainly for the acquisition of property and equipment for City of Dreams totaling US$25.5 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 20 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2021 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2029 Senior Notes	$—	$—	$—	$1,150.0	$1,150.0
2025 Senior Notes	—	—	1,000.0	—	1,000.0
2028 Senior Notes	—	—	—	850.0	850.0
2027 Senior Notes	—	—	—	600.0	600.0
2026 Senior Notes	—	—	500.0	—	500.0
2020 Credit Facilities	—	—	399.7	—	399.7
2015 Credit Facilities	0.1	—	—	—	0.1
Fixed interest payments	219.4	438.9	344.5	275.0	1,277.8
Variable interest payments(2)	4.8	9.6	1.6	—	16.0
Operating leases(3)	7.7	2.9	2.8	31.3	44.7
Construction costs and property and equipment retention payables	4.4	—	—	—	4.4
Other contractual commitments:
Property and equipment acquisition commitments	23.4	2.1	—	—	25.5
Gaming subconcession premium(4)	11.7	—	—	—	11.7

Total contractual obligations	$271.5	$453.5	$2,248.6	$2,906.3	$5,879.9

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)

Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2021 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

(4)

Represents annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines in operation as of December 31, 2021 for our gaming subconcession which expires in June 2022. The gaming tax for gaming subconcession as disclosed in note 20(b) to the consolidated financial statements are not included in this table as the amount is variable in nature.

Off-Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All subsidiaries of our company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2021, the aggregate balance of the reserves amounted to US$31.5 million.

During the year ended December 31, 2021, the sole director of our company did not declare any dividend on ordinary shares.

During the year ended December 31, 2020, the sole director of our company declared dividends of US$270,382.70 per share to the Parent.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations. As of December 31, 2021, we were subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities and 2020 Credit Facilities.

As of December 31, 2021, 91% of our total gross indebtedness was based on fixed rates. Based on December 31, 2021 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$4.0 million.

To the extent that we effect hedging in respect of our credit facilities, the counterparties to such hedging will also benefit from the security and guarantees we provide to the lenders under such credit facilities, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our consolidated financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca and H.K. dollar. In addition, a significant portion of our indebtedness, as a result of the 2025 Senior Notes, 2026 Senior Notes, 2027 Senior Notes, 2028 Senior Notes and 2029 Senior Notes and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.

The value of the H.K. dollar and Pataca against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subjected to fluctuations. Any significant fluctuations in exchange rates between H.K. dollar or Pataca to U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2021, in addition to H.K. dollar and Pataca, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2021. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2021.

Major currencies in which our cash and bank balances held as of December 31, 2021 were U.S. dollar, H.K. dollar and Pataca. Based on the cash and bank balances as of December 31, 2021, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$7.3 million for the year ended December 31, 2021.

Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2021, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$4.0 million for the year ended December 31, 2021.

BUSINESS

Overview

We are a developer, owner and operator of integrated resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also provide gaming and non-gaming services to Studio City pursuant to the Services and Right to Use Arrangements and Master Services Agreements. For prevailing Macau market condition, see “Market and Competition.”

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes Travel Guide Five-Star hotels in Macau – Altira Macau, Morpheus and Nüwa – and have received 12 Forbes Travel Guide Five-Star and one Forbes Travel Guide Four-Star recognition across our properties in 2022. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-on-year basis in 2019 as compared to 2018. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. According to the DICJ, from March 2020 to December 2020, Macau gross gaming revenues experienced an 85.5% decline compared to the same ten months from March 2019 to December 2019 due to imposed pandemic restrictions. We believe such year-on-year decline was mainly due to the impact of the COVID-19 outbreak, which resulted in a significant decline in inbound tourism, among other things. Although the Macau gross gaming revenues from March 2021 to December 2021 increased 103.1% compared to March 2020 to December 2020, which we believe was mainly driven by the gradual recovery in the mass-market segment enabled by resumption of international visa scheme, or IVS, visas in September 2020, they were still 70.5% below those of the same period in 2019. We believe that disruptions from the COVID-19 outbreak are ongoing. According to the DICJ, gross gaming revenues in Macau decreased by 24.8% on a year-over-year basis in the first quarter of 2022 as compared to the first quarter of 2021 and were still 76.7% below the first quarter of 2019, the last financial year before the COVID-19 outbreak. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. The disruptions to our business caused by the COVID-19 outbreak have had an adverse effect on our operations.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, City of Dreams had an average of approximately 511 gaming tables and approximately 572 gaming machines in 2021, compared to an average of approximately 496 gaming tables and approximately 487 gaming machines in 2020.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 770 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021 offers approximately 290 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Para nightclub which replaced Club Cubic offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. The opening of Morpheus in June 2018 provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since June 2020) created by Franco Dragone. The Countdown will undergo renovations as part of its rebranding.

City of Dreams has garnered numerous awards in recognition of its high level of customer service and diverse range of entertainment experiences. Below are some of these accolades:

•

Morpheus was recognized by Forbes Travel Guide with Five-Star recognition across its entire hotel, spa and dining facilities for the third consecutive year in 2022. Other accolades garnered by Morpheus include:

•	Top 10% worldwide hotels for 2021 Travelers’ Choice Award by Tripadvisor,

•	Named “Best New Hotel in Macao” at the 13th Annual TTG China Travel Awards in 2020,

•	International Hotel & Property Award in the “Hotel Over 200 Rooms, Asia Pacific” category in 2020,

•	First in Macau to win an architecture and design accolade at Prix Versailles 2019 for “Central and Northeast Asia — Hotels” category,

•	Winner of the “Design Den” category in the Big Sleep Awards by National Geographic Traveller (UK) magazine in 2019,

•	Building of the Year Award in the “Hospitality Architecture Category” by ArchDaily, the world’s most visited architecture website, in 2019,

•	“Best Hotel Architecture Macau” and “Best New Hotel Construction & Design Macau” at the Asia Pacific Property Awards in 2019,

•

Nüwa (then branded as Crown Towers) was recognized as a Forbes Travel Guide Five-Star hotel for the tenth consecutive year in 2022, while its spa was awarded Forbes Travel Guide Five-Star recognition for the ninth consecutive year,

•

The Cantonese culinary masterpiece Jade Dragon was awarded Forbes Travel Guide Five-Star recognition for the ninth consecutive year in 2022. It maintained its three-star Michelin rating for the fourth consecutive year in the Michelin Guide Hong Kong Macau 2022. It was also included in the 2019 list of Asia’s 50 Best Restaurants, a gastronomic guide judged by Asia’s 50 Best Restaurants Academy, for the third consecutive year,

•

The ultimate French culinary experience provided by Alain Ducasse at Morpheus enabled it to receive Forbes Travel Guide Five-Star recognition for the third year in 2022. It attained two Michelin stars in the Michelin Guide Hong Kong Macau 2022 for the fourth year running,

•

Yi at Morpheus was honored with Forbes Travel Guide Five-Star recognition for the third year in 2022. It was recommended by Michelin Guide Hong Kong Macau 2022. It has also been included in the list of The Top 20 Best Restaurants in Hong Kong and Macau 2019 by Hong Kong Tatler, and

•

Both Morpheus and Nüwa achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification in 2020 in recognition of their commitment to creating a culture of accountability and following global best practices to heighten health security.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was honored by the Global Gaming Expo (G2E) Asia Awards 2019 for Best Integrated Resorts Non-Gaming Attraction. In addition, it received the 2019 Certificate of Excellence and the 2019 Hall of Fame from Trip Advisor for its consistent achievement of high ratings from travelers. The House of Dancing Water has been temporarily closed since June 2020.

Altira Macau

Since the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass segment and has shut down VIP rolling chip operations. Prior to that, Altira Macau was designed to provide a casino and hotel experience that catered to Asian rolling chip customers. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Altira Macau had an average of approximately 101 gaming tables and 121 gaming machines operated under the brand Mocha Club at Altira Macau in 2021, compared to an average of approximately 97 gaming tables and 110 gaming machines operated under the brand Mocha Club at Altira Macau in 2020. Altira Macau has a multi-floor layout comprising various gaming areas. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 230 guest rooms, including suites and villas, as of December 31, 2021. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant, Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge. In 2020, Altira Macau achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. Below are some of the awards Altira Macau has received:

•	Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 13 consecutive years in 2022,

•

Altira Spa was selected as the Country Winner in the “Luxury Wellness Spa” category at the World Luxury Spa Awards in 2020 and the Regional Winner in the “Luxury Urban Escape” category at the World Luxury Spa Awards in 2019,

•	Its Italian restaurant Aurora earned Forbes Travel Guide Five-Star recognition for the ninth consecutive year in 2022,

•	Its Japanese tempura specialist Tenmasa received Forbes Travel Guide Five-Star recognition for the eighth consecutive year in 2022 and was recommended by Michelin Guide Hong Kong Macau 2022,

•

Its Cantonese restaurant Ying was honored with the Forbes Travel Guide Five-Star recognition for the third consecutive year in 2022. It was awarded a Michelin star in the Michelin Guide Hong Kong Macau 2022 for the sixth consecutive year, and

•	Aurora, Tenmasa and Ying have been winners of the “Best of Award of Excellence” by Wine Spectator since 2015.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. Excluding gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Mocha Clubs had seven clubs with an average of approximately 813 gaming machines in operation (excluding approximately 121 gaming machines at Altira Macau) in 2021, compared to an average of approximately 760 gaming machines in operation (excluding approximately 110 gaming machines at Altira Macau) in 2020. According to the DICJ, there was a total of 11,758 slot machines in the Macau market as of December 31, 2021. Mocha Clubs focus on general mass market players, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

Our Development Projects

We continually seek new opportunities for additional gaming or related businesses in Macau. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts.

City of Dreams

City of Dreams is located in Cotai, Macau with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160 million), which was paid in full in January 2016. The total gross floor area at City of Dreams is 692,619 square meters (equivalent to approximately 7.5 million square feet).

Under the current terms of the land concession, the government annual land use fees payable range from approximately MOP3.4 million (equivalent to approximately US$0.4 million) during development up to approximately MOP9.9 million (equivalent to approximately US$1.2 million) after completion of development. The government land use fee amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use at City of Dreams, including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet). In March 2006, the Macau government granted the land on which Altira is built to Altira Resorts for 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21 million) which was paid in full in 2013. According to the current terms of the land concession, the annual government land use fees payable are approximately MOP1.5 million (equivalent to approximately US$190,000). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use at Altira Macau, including the main gaming equipment and software, to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 123,200 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	19,000
Grand Dragon	January 2005	G/F, 1/F and 2/F of Grand Dragon Hotel	26,500
Sintra	November 2005	G/F and 1/F of Hotel Sintra	11,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	19,600
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	13,800

Total			123,200

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through October 2022, which are renewable upon reaching agreements with the owners.

The leasehold improvements to Mocha Club premises and the onsite equipment utilized at the Mocha Clubs are owned and held for use to support the gaming machine operations. In addition, the gaming machines at Altira are operated under the Mocha Club brand.

Other Premises

Grand Dragon Casino premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel in Macau and occupy a floor area of approximately 1,000 square meters (equivalent to approximately 10,700 square feet). We operate Grand Dragon Casino under a right-to-use agreement.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several forms of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize and promote our projects and operations. We have built public relations and marketing and branding teams that cultivate media relationships, promote our brands and explores media opportunities in various markets. We use a variety of media platforms that include social media, digital, print, television, online, outdoor, on collaterals and direct mail pieces. A resorts marketing team has been established that directly liaises with current and potential customers within target Asian and other countries in order to grow and retain high-end customers. To be competitive in the Macau environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of programs. We employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high-end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include rolling chip players and mass market players.

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our marketing initiatives, brand, the quality and comfort of our mass market offerings. Mass market players are classified as general mass market and premium mass market players.

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or, in some cases, in the rolling chip programs of our gaming promoters. Our rolling chip players or premium direct players play mostly in our VIP rooms or designated gaming areas, and can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play in Macau in past years was brought to us by gaming promoters, also known as junket operators. However, we terminated our arrangements with all gaming promoters in Macau, including at the Studio City Casino, in December 2021. Gaming promoters in Macau are independent third parties that include both individuals and corporate entities, all of which are officially required to be licensed by the DICJ.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis.

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties.

Macau Gaming Market

In 2021 and 2020, Macau generated approximately US$10.8 billion and US$7.5 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. According to the DICJ, from March 2020 to December 2020, Macau gross gaming revenues experienced an 85.5% decline compared to the same ten months from March 2019 to December 2019 due to imposed pandemic restrictions. We believe such year-over-year decline was mainly due to the impact of the COVID-19 outbreak, which resulted in a significant decline in inbound tourism, among other things. Although the Macau gross gaming revenues from March 2021 to December 2021 increased 103.1% compared to March 2020 to December 2020, which we believe was mainly driven by the gradual recovery in the mass-market segment enabled by resumption of IVS visas in September 2020, they were still 70.5% below those of the same period in 2019. We believe that disruptions from the COVID-19 outbreak are ongoing. According to the DICJ, gross gaming revenues in Macau decreased by 24.8% on a year-over-year basis in the first quarter of 2022 as compared to the first quarter of 2021 and were still 76.7% below the first quarter of 2019, the last financial year before the COVID-19 outbreak. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. The disruptions to our business caused by the COVID-19 outbreak have had an adverse effect on our operations. For the years ended December 31, 2021, 2020 and 2019, our operating revenues generated amounted to US$1.78 billion, US$$1.55 billion and US$5.11 billion. Lower operating revenues in 2021 and 2020 than in 2019 were mainly due to the effects of COVID-19. As such disruptions are ongoing, they could continue to materially impact our business, prospects, financial condition and results of operations.

In addition to the effects of COVID-19, Macau continues to be impacted by a range of external factors, including uneven growth in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by offshore casinos and to reduce capital outflow. Such measures include reducing the amount that PRC-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users.

The mass market table games segment accounted for 61.8% of market-wide gross gaming revenues in 2021, compared to 50.8% of market-wide gross gaming revenues in 2020 and 48.6% in 2019, according to the DICJ. With our strategic focus on the premium mass market in the Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market. Moreover, we believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in the PRC, a robust regulatory framework and significant new infrastructure developments in Macau and the PRC, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. According to DSEC, visitation to Macau totaled more than 7.7 million in 2021, increasing by 30.7% compared to 2020 but still well below the 39.4 million visitors in 2019. Visitors from the PRC represented 91.4% in 2021, compared to 80.6% in 2020 and visitors from Hong Kong and Taiwan represented 7.6% and 0.9%, of all visitors to Macau in 2021, respectively.

In terms of competition, gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, in which family members of Mr. Lawrence Ho, our chairman and chief executive officer, have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy. SJM granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy granted a subconcession to VML, a subsidiary of Sands China Ltd and Las Vegas Sands Corporation. Melco Resorts Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962. In July 2021, SJM opened Grand Lisboa Palace, in Cotai.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing Phase 3 of the Galaxy Macau Resort, which is expected to be completed and fully operational as early as 2022, while Phase 4 is expected to be completed and operational within a few years after the completion of Phase 3.

VML operates Sands Macao on the Macau peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Parisian Macao. VML also operated Sands Cotai Central in Cotai in the past, which has been rebranded and redeveloped as The Londoner Macao, which opened in February 2021.

MGM Grand Paradise opened its MGM Macau facilities in December 2007, which are located next to Wynn Macau on the Macau peninsula, and its MGM Cotai in February 2018.

In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each of these three concessionaires was permitted to grant one subconcession.

The existing concessions and subconcessions do not place any limits on the number of gaming facilities that may be operated. The Macau government does, however, limit the aggregate number of gaming tables in Macau but the opening of a new facility is subject to Macau government approval. The Macau government has previously announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2021 was 6,198. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that were not previously authorized by the Macau government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas.

In January 2022, the Macau government put forth a proposed law amending the Macau Gaming Law for approval by the Macau Legislative Assembly. Such proposed law is under review and, as of April 28, 2022, a revised proposed law amending the gaming law is expected to be put forth shortly by the Macau government for final approval by the Macau Legislative Assembly. Changes proposed under the initially proposed law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (equivalent to approximately US$622.5 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is to be established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

•

after a transition period of three years, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire, such premises to revert to the Macau government without compensation upon the concession expiration or earlier termination, or within premises owned by the Macau government;

•

the Macau government sets the maximum number of gaming tables and gaming machines allocated to each concessionaire and the allocation of such gaming tables and gaming machines to a specific casino is subject to the approval of the Macau government;

•	the Macau government may reduce the number of gaming tables or gaming machines in certain circumstances;

•	the amount of gaming chips of each concessionaire in circulation is subject to Macau government approval; and

•	listing of concessionaires or entities in which such concessionaires are a dominant shareholder will be subject to certain requirements, including Macau government approval.

In April 2022, the Macau government put forth a proposed law on gaming operations activities, which will replace the current gaming promoters regulation. This proposed law is under review by the Macau Legislative Assembly and generally establishes the rules on the exercise of the activity of concessionaires, gaming promoters, collaborators and managing companies. The proposed law sets out, among others, suitability criteria, licensing and/or approval requirements, conditions for operation, prohibited acts, contractual requirements, joint and several liability of concessionaires and gaming promoters, collaborators and managing companies, duties of secrecy and collaboration, crime of unlawful acceptance of deposits by gaming promoters, managing companies or collaborators, corporate criminal liability and administrative offenses regime.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. Kangwon Land operates the only casino in the country that is open to accept Korean nationals. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

We will face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. together with Melco Resorts Leisure (PHP) Corporation, the manager and operator of City of Dreams Manila and an indirect subsidiary of the Parent, as well as Philippines Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

We had 13,131 and 14,212 employees as of December 31, 2021 and 2020, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2021 and 2020.

	As of December 31,
	2021		2020
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs(1)	616	4.7%	647	4.6%
Altira Macau	1,124	8.6%	1,554	10.9%
City of Dreams	7,227	55.0%	7,702	54.2%
Corporate and centralized services	371	2.8%	386	2.7%
Studio City	3,793	28.9%	3,923	27.6%

Total	13,131	100.0%	14,212	100.0%

(1)	For the purposes of this table, figures include employees at Grand Dragon Casino.

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees.

We have implemented a number of employee attraction and retention initiatives over recent years for the benefit of our employees and their families. These initiatives include, among others, a unique in-house learning academy (which provides curriculum across multi-functional tracks such as technical training — gaming and non-gaming, sales and marketing, legal, finance, human resources, computer application, language, service, leadership and lifestyle), a foundation acceleration program designed to enhance our employees’ understanding of business perspectives beyond their own jobs, an on-site high school diploma program and Diploma in Casino Management program (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards to encourage the concept of life-long learning, as well as ample internal promotion and transfer opportunities. In September 2015, we launched the Melco You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom which was rated ‘Excellent’ in Eduniversal 2014 ranking, to bring a bachelor degree program in-house.

Intellectual Property

We have applied for and/or registered certain trademarks, including “Morpheus,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown” and “Melco Resorts & Entertainment” in Macau and/or other jurisdictions. We have also applied for or registered in Macau and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau.

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings, investigations and claims, which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our sole director and executive officers as of the date of this annual report.

Name	Age	Position/Title
Clarence Yuk Man Chung	59	Director
Lawrence Yau Lung Ho	45	Chief Executive Officer
Geoffrey Stuart Davis	54	Chief Financial Officer

Mr. Clarence Yuk Man Chung is our sole director. Mr. Chung is a director of the Parent and he was appointed to his current role in November 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of Melco Resorts and Entertainment (Philippines) Corporation (“MRP”) since December 2012, a director of SCI since October 2018 and has also been appointed as a director of certain of the Parent’s subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.

Mr. Lawrence Yau Lung Ho is our chief executive officer. He was appointed as the Parent’s director on December 20, 2004, and served as its co-chairman and chief executive officer between December 2004 and April 2016 before he was re-designated as chairman and chief executive officer in May 2016. Since November 2001, Mr. Ho has served as the managing director of Melco International and its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investment Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and the PRC. He is a vice chairman of the All-China Federation of Industry and Commerce; a member of All China Youth Federation; a member of Macau Basic Law Promotion Association; chairman of Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of Asia International Leadership Council; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of Association of Property Agents and Real Estate Developers of Macau; and director Executive of Macao Chamber of Commerce.

In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

As a socially-responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.

Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in 2014. He was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015 and was awarded the “Outstanding Individual Award” at the Industry Community Award in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine nine consecutive times since 2012 and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the tenth time in 2021.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and the PRC.

Mr. Geoffrey Stuart Davis is our chief financial officer. Mr. Davis is also the executive vice president and chief financial officer of the Parent and he was appointed to this role in April 2011. Prior to that, he served as the Parent’s deputy chief financial officer from August 2010 to March 2011 and the Parent’s senior vice president, corporate finance since 2007, when he joined the Parent. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017, the chief financial officer and a director of SCI since June 2019 and October 2018, respectively, and is also a director of a number of the Parent’s subsidiaries. Prior to joining the Parent, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2021 and 2020, see note 21 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2015 Credit Facilities

Overview

On June 29, 2015, our subsidiary Melco Resorts Macau, as borrower, amended and restated a prior senior secured credit facilities agreement to a HK$13.65 billion (equivalent to US$1.75 billion based on the exchange rate on the transaction date) senior secured credit facilities agreement (“2015 Credit Facilities”). The 2015 Credit Facilities comprise a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500 million based on the exchange rate on the transaction date) with a term of 6 years (the “2015 Term Loan Facility”) and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to US$1.25 billion based on the exchange rate on the transaction date) with a term of 5 years (the “2015 Revolving Credit Facility”).

On May 6, 2020, MCO Nominee One drew down HK$2.73 billion (equivalent to US$352.2 million) under the 2020 Credit Facilities and, on May 7, 2020, we used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs (the “2015 Credit Facilities Repayment”), other than HK$1.0 million (equivalent to US$129,000) (the “Reserved Term Loan Amount”) which remained outstanding under the 2015 Term Loan Facility. All other commitments under the 2015 Term Loan Facility were canceled. In addition, a part of the revolving credit facility commitments under the 2015 Revolving Credit Facility were canceled. Post-cancellation, the available revolving credit facility commitments under the 2015 Revolving Credit Facility were HK$1.0 million (equivalent to US$129,000).

Compliance with certain provisions of the 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the 2015 Credit Facilities) (“BOC Macau”) to Melco Resorts (Macau) Limited dated April 29, 2020 (the “BOC Waiver Letter”). The BOC Waiver Letter became effective on May 7, 2020.

Maturity Date

The final maturity date of the 2015 Credit Facilities was: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. Pursuant to the terms of the BOC Waiver Letter (as defined above), the maturity date of the 2015 Credit Facilities has been extended to June 24, 2022 (the “Extended Termination Date”).

Drawdowns/Repayment

As of December 31, 2021, the outstanding principal balances under the 2015 Term Loan Facility and the 2015 Revolving Credit Facility were HK$1.0 million (equivalent to US$128,000) and US$nil, respectively. The 2015 Revolving Credit Facility of HK$1.0 million (equivalent to US$128,000) remains available for future drawdown as of December 31, 2021.

No further drawdowns may be made under the 2015 Term Loan Facility. The available revolving credit facility commitments under the 2015 Revolving Credit Facility are available on a fully revolving basis up to the date that is one month prior to the Extended Termination Date.

The principal amount of the 2015 Term Loan Facility, and all interest accruing thereon, is repayable in full on the Extended Termination Date. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent.

Interest and Fees

Pursuant to the BOC Waiver Letter, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin of 1% per annum. Melco Resorts Macau is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility.

Security

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group. Security for the 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain bank accounts, buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

Covenants

The 2015 Credit Facilities contained covenants customary for such financings, including, but not limited to, the limitations on (except as permitted under the 2015 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The financial covenants under the 2015 Credit Facilities included a leverage ratio, total leverage ratio and interest cover ratio. Pursuant to the terms of the BOC Waiver Letter, BOC Macau agreed, among other things, to relax the borrower’s obligations under the 2015 Credit Facilities by way of a waiver of (i) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions, and (ii) the requirement to make substantially all of the representations, subject to certain conditions and terms.

Events of Default

The event of default regime under the 2015 Credit Facilities comprised events of default that are customary for a facility of this nature including, among others, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors and/or members of the Borrowing Group; the breach of the credit facility documents; (iv) certain events occurring which may give rise to a termination or rescission of Melco Resorts Macau’s subconcession contract and land concessions; (vi) insolvency or bankruptcy events; and (vii) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders.

Pursuant to the terms of the BOC Waiver Letter, BOC Macau agreed, among other things, to waive certain current and/or future defaults and events of default that may arise under the terms of the 2015 Credit Facilities, subject to certain conditions and terms.

2020 Credit Facilities

Overview

On April 29, 2020, our subsidiary MCO Nominee One, as borrower, entered into a senior revolving credit facilities agreement for a HK$14.85 billion multicurrency revolving credit facility (equivalent to US$1.92 billion based on the exchange rate on the transaction date) with a term of 5 years.

Maturity Date

The final maturity date of the 2020 Credit Facilities is April 29, 2025, or if earlier, the date of repayment, prepayment or cancellation in full of the 2020 Credit Facilities.

Drawdowns/Repayment

As of December 31, 2021, the outstanding principal balance under the 2020 Credit Facilities was HK$3.12 billion (equivalent to US$399.7 million) and HK$11.73 billion (equivalent to US$1.50 billion) of the 2020 Credit Facilities remains available for future drawdown. During the period from January 1, 2022 to April 29, 2022, we further drew drown US$420.0 million from the 2020 Credit Facilities.

Drawdowns on the 2020 Credit Facilities are available on a fully revolving basis up to the date that is one month prior to the 2020 Credit Facilities’ final maturity date.

Each loan made under the 2020 Credit Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. MCO Nominee One may make voluntary prepayments in respect of the 2020 Credit Facilities in a minimum amount of HK$10.0 million (equivalent to US$1.28 million), plus the amount of any applicable break costs. MCO Nominee One is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2020 Credit Facilities. In the event of a change of control, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full. Under the terms of the 2020 Credit Facilities, change of control events include a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Resorts Macau or the Company by the Parent or/and Melco International and liquidation or dissolution of the Company. In the event Melco Resorts Macau’s subconcession contract or land concessions are terminated or otherwise expire on its terms, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full.

Interest and Fees

Borrowings under the 2020 Credit Facilities bears interest at HIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries (“2020 Borrowing Group”). MCO Nominee One may select an interest period for borrowings under the 2020 Credit Facilities of one, two, three or six months or any other agreed period. MCO Nominee One is obligated to pay a commitment fee quarterly in arrears from April 29, 2020 on the undrawn amount of the 2020 Credit Facilities until the end of the applicable availability period.

Security

The indebtedness under the 2020 Credit Facilities is guaranteed by Melco Resorts Macau and MCO Investments Limited (“MCO Investments” and together with Melco Resorts Macau, the “Subsidiary Guarantors”). The 2020 Credit Facilities are unsecured.

Covenants

The 2020 Credit Facilities contain covenants customary for such financings, including, but not limited to, the limitations on (except as permitted under the 2020 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MCO Investments and its subsidiaries.

On November 26, 2020, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities have consented and agreed to waive the following financial condition covenants contained in the facility agreement under the Facility Agreement:

a.	meet or exceed the interest cover ratio (ratio of consolidated EBITDA to consolidated net finance charges as such terms are defined in the Facility Agreement) of 2.50 to 1.00;

b.	not exceed the senior leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 3.50 to 1.00; and

c.	not exceed the total leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 4.50 to 1.00,

in each case in respect of the relevant periods ended or ending on the following applicable test dates: (a) December 31, 2020; (b) March 31, 2021; (c) June 30, 2021; (d) September 30, 2021; and (e) December 31, 2021. Such consent became effective on December 2, 2020.

Events of Default

The event of default regime under the 2020 Credit Facilities comprises events of default that are customary for a facility of this nature including, among others, subject to certain grace periods and exceptions:

(i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of MCO Nominee One or any other member of the 2020 Borrowing Group; (iv) the breach of the credit facility documents; (v) insolvency or bankruptcy events; and (vi) misrepresentations on the part of MCO Nominee One or a Subsidiary Guarantor in statements made in the loan documents delivered to the lenders for the 2020 Credit Facilities.

2025 Senior Notes

Overview

On June 6, 2017, Melco Resorts Finance issued the First 2025 Senior Notes, comprising US$650 million in aggregate principal amount of 4.875% senior notes due 2025, at an issue price of 100% of the principal amount, and, on July 3, 2017, Melco Resorts Finance issued the Additional 2025 Senior Notes, comprising US$350 million in aggregate principal amount of 4.875% senior notes due 2025, at an issue price of 100.75% of the principal amount.

Interest

The 2025 Senior Notes bear interest at a rate of 4.875% per annum, payable semi-annually in arrears on June 6 and December 6 of each year.

Ranking and Priority

The 2025 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2025 Senior Notes mature on June 6, 2025 and Melco Resorts Finance has the option to redeem all or a portion of the 2025 Senior Notes at any time prior to June 6, 2020, at the applicable “make-whole” redemption price as described in the 2025 Senior Notes indenture. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2025 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2025 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2025 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2025 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2025 Senior Notes Indenture, each holder of the 2025 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2025 Senior Notes at a fixed redemption price.

Covenants

The 2025 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2025 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2025 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2025 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2025 Senior Notes indenture, the trustee under the 2025 Senior Notes indenture or the holders of at least 25% of the then outstanding 2025 Senior Notes may declare the principal of the 2025 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2026 Senior Notes

Overview

On April 26, 2019, Melco Resorts Finance issued the 2026 Senior Notes, comprising US$500 million in aggregate principal amount of 5.250% senior notes due 2026, at an issue price of 100% of the principal amount.

Interest

The 2026 Senior Notes bear interest at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year.

Ranking and Priority

The 2026 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2026 Senior Notes mature on April 26, 2026 and Melco Resorts Finance has the option to redeem all or a portion of the 2026 Senior Notes at any time prior to April 26, 2022, at the applicable “make-whole” redemption price as described in the 2026 Senior Notes indenture. On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2026 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2026 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 26, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2026 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2026 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2026 Senior Notes indenture, each holder of the 2026 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2026 Senior Notes at a fixed redemption price.

Covenants

The 2026 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2026 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2026 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2026 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2026 Senior Notes indenture, the trustee under the 2026 Senior Notes indenture or the holders of at least 25% of the then outstanding 2026 Senior Notes may declare the principal of the 2026 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2027 Senior Notes

Overview

On July 17, 2019, Melco Resorts Finance issued the 2027 Senior Notes, comprising US$600 million in aggregate principal amount of 5.625% senior notes due 2027, at an issue price of 100% of the principal amount.

Interest

The 2027 Senior Notes bear interest at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year beginning on January 17, 2020.

Ranking and Priority

The 2027 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2027 Senior Notes mature on July 17, 2027 and Melco Resorts Finance has the option to redeem all or a portion of the 2027 Senior Notes at any time prior to July 17, 2022, at the applicable “make-whole” redemption price as described in the 2027 Senior Notes indenture. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2027 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2027 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2027 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2027 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2027 Senior Notes indenture, each holder of the 2027 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2027 Senior Notes at a fixed redemption price.

Covenants

The 2027 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2027 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2027 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2027 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2027 Senior Notes indenture, the trustee under the 2027 Senior Notes indenture or the holders of at least 25% of the then outstanding 2027 Senior Notes may declare the principal of the 2027 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2028 Senior Notes

Overview

On July 21, 2020, Melco Resorts Finance issued the First 2028 Senior Notes, comprising US$500 million in aggregate principal amount of 5.750% senior notes due 2028, at an issue price of 100% of the principal amount, and, on August 11, 2020, the Company issued the Additional 2028 Senior Notes, comprising US$350 million in aggregate principal amount of 5.750% senior notes due 2025, at an issue price of 101% of the principal amount.

Interest

The 2028 Senior Notes bear interest at a rate of 5.750% per annum, payable semi-annually in arrears on January 21 and July 21 of each year.

Ranking and Priority

The 2028 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2028 Senior Notes mature on July 21, 2028 and Melco Resorts Finance has the option to redeem all or a portion of the 2028 Senior Notes at any time prior to July 21, 2023, at the applicable “make-whole” redemption price as described in the 2028 Senior Notes Indenture. On or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2028 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2028 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 21, 2023. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2028 Senior Notes Indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2028 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2028 Senior Notes Indenture, each holder of the 2028 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2028 Senior Notes at a fixed redemption price.

Covenants

The 2028 Senior Notes Indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2028 Senior Notes Indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2028 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2028 Senior Notes Indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2028 Senior Notes Indenture, the trustee under the 2028 Senior Notes Indenture or the holders of at least 25% of the then outstanding 2028 Senior Notes may declare the principal of the 2028 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Overview

On December 4, 2019, Melco Resorts Finance issued the First 2029 Senior Notes, comprising US$900 million in aggregate principal amount of 5.375% senior notes due 2029, at an issue price of 100% of the principal amount, and, on January 21, 2021, Melco Resorts Finance issued the Additional 2029 Notes, comprising US$250 million in aggregate principal amount of 5.375% senior notes due 2029, at an issue price of 103.25% of the principal amount.

Interest

The 2029 Senior Notes bear interest at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year beginning on June 4, 2020.

Ranking and Priority

The 2029 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2029 Senior Notes mature on December 4, 2029 and Melco Resorts Finance has the option to redeem all or a portion of the 2029 Senior Notes at any time prior to December 4, 2024, at the applicable “make-whole” redemption price as described in the 2029 Senior Notes indenture. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2029 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2029 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2029 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2029 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2029 Senior Notes indenture, each holder of the 2029 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2029 Senior Notes at a fixed redemption price.

Covenants

The 2029 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2029 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2029 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2029 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2029 Senior Notes indenture, the trustee under the 2029 Senior Notes indenture or the holders of at least 25% of the then outstanding 2029 Senior Notes may declare the principal of the 2029 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Other Financing

We may obtain financing or refinancing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects and other matters. The amounts may be material.

MELCO RESORTS FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

REPORT OF INDEPENDENT AUDITORS

To the Shareholder and the Sole Director of Melco Resorts Finance Limited

Opinion

We have audited the consolidated financial statements of Melco Resorts Finance Limited (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, shareholder’s equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information

Management is responsible for the other information. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ Ernst & Young

Hong Kong

April 29, 2022

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$885,958	$894,246
Restricted cash	273	—
Accounts receivable, net of allowances for credit losses of $239,432 and $296,265	49,143	110,248
Receivables from affiliated companies	675,719	490,502
Inventories	17,933	19,852
Prepaid expenses and other current assets	29,405	54,827

Total current assets	1,658,431	1,569,675

Property and equipment, net	2,636,138	2,748,447
Gaming subconcession, net	27,065	84,663
Intangible assets, net	13,392	18,840
Goodwill	81,721	82,203
Long-term prepayments, deposits and other assets, net of allowances for credit losses of $14,989 and $16,517	72,513	88,404
Restricted cash	—	275
Receivables from affiliated companies, non-current	1,255,907	1,278,111
Operating lease right-of-use assets	24,748	33,601
Land use rights, net	291,378	304,001

Total assets	$6,061,293	$6,208,220

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$4,498	$8,057
Accrued expenses and other current liabilities	610,884	727,745
Income tax payable	3,001	3,375
Operating lease liabilities, current	7,599	13,533
Current portion of long-term debt, net	128	—
Payables to affiliated companies	95,294	26,418

Total current liabilities	721,404	779,128

Long-term debt, net	4,472,368	4,060,731
Other long-term liabilities	3,504	854
Deferred tax liabilities, net	9,216	9,826
Operating lease liabilities, non-current	20,333	25,619

Total liabilities	$5,226,825	$4,876,158

Commitments and contingencies (Note 20)

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2021	2020
Shareholder’s equity:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	$—	$—
Additional paid-in capital	1,863,861	1,849,785
Accumulated other comprehensive income	5,794	35,732
Accumulated losses	(1,035,187)	(553,455)

Total shareholder’s equity	834,468	1,332,062

Total liabilities and shareholder’s equity	$6,061,293	$6,208,220

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020
Operating revenues:
Casino	$1,455,595	$1,269,393
Rooms	86,093	57,246
Food and beverage	52,901	37,399
Entertainment, retail and other	188,597	184,525

Total operating revenues	1,783,186	1,548,563

Operating costs and expenses:
Casino	(1,225,467)	(1,230,686)
Rooms	(30,873)	(29,065)
Food and beverage	(53,332)	(47,726)
Entertainment, retail and other	(20,227)	(44,199)
General and administrative	(332,662)	(292,557)
Pre-opening costs	(195)	(106)
Amortization of gaming subconcession	(57,276)	(57,411)
Amortization of land use rights	(10,873)	(10,899)
Depreciation and amortization	(269,488)	(265,674)
Property charges and other	(16,629)	(12,868)

Total operating costs and expenses	(2,017,022)	(1,991,191)

Operating loss	(233,836)	(442,628)

Non-operating income (expenses):
Interest income	3,080	2,988
Interest expenses, net of amounts capitalized	(234,000)	(194,719)
Other financing costs	(10,613)	(7,534)
Foreign exchange losses, net	(4,907)	(10,177)
Other expenses, net	—	(225)
Loss on extinguishment of debt	—	(1,236)
Costs associated with debt modification	—	(310)

Total non-operating expenses, net	(246,440)	(211,213)

Loss before income tax	(480,276)	(653,841)
Income tax expense	(1,456)	(811)

Net loss	$(481,732)	$(654,652)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars)

	December 31,
	2021	2020
Net loss	$(481,732)	$(654,652)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(29,938)	23,735

Other comprehensive (loss) income	(29,938)	23,735

Total comprehensive loss	$(511,670)	$(630,917)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

			Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Losses)	Total Shareholder’s Equity
	Ordinary Shares
	Shares	Amount
Balance at January 1, 2020	1,202	$—	$1,849,785	$11,997	$426,197	$2,287,979
Net loss	—	—	—	—	(654,652)	(654,652)
Foreign currency translation adjustments	—	—	—	23,735	—	23,735
Dividends declared	—	—	—	—	(325,000)	(325,000)

Balance at December 31, 2020	1,202	—	1,849,785	35,732	(553,455)	1,332,062
Net loss	—	—	—	—	(481,732)	(481,732)
Foreign currency translation adjustments	—	—	—	(29,938)	—	(29,938)
Share-based compensation	—	—	14,076	—	—	14,076

Balance at December 31, 2021	1,202	$—	$1,863,861	$5,794	$(1,035,187)	$834,468

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(481,732)	$(654,652)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	337,637	333,984
Amortization of deferred financing costs and original issue premiums	15,072	13,149
Net (gain) loss on disposal of property and equipment	(61)	386
Impairment loss recognized on property and equipment	203	3,208
Provision for credit losses	11,570	125,358
Loss on extinguishment of debt	—	1,236
Costs associated with debt modification	—	310
Share-based compensation	13,771	—
Changes in operating assets and liabilities:
Accounts receivable	48,891	35,559
Receivables from affiliated companies	(133,566)	(161,551)
Inventories, prepaid expenses and other	26,829	(394)
Long-term prepayments, deposits and other	21,841	18,638
Accounts payable, accrued expenses and other	(97,403)	(417,671)
Payables to affiliated companies	69,031	(53,610)
Other long-term liabilities	2,655	(3,671)

Net cash used in operating activities	(165,262)	(759,721)

Cash flows from investing activities:
Acquisition of property and equipment	(189,862)	(145,866)
Funds to affiliated companies	(54,187)	—
Placement of a bank deposit with an original maturity over three months	(19,966)	(150,000)
Acquisition of intangible assets	(2,884)	(3,181)
Proceeds from sale of property and equipment	793	45
Withdrawal of a bank deposit with an original maturity over three months	19,966	150,000
Repayments of funds to affiliated companies	—	417,264

Net cash (used in) provided by investing activities	(246,140)	268,262

Cash flows from financing activities:
Principal payments on long-term debt	(249,887)	(604,837)
Payments of deferred financing costs	(4,027)	(58,646)
Funds from an affiliated company	4,449	9,616
Proceeds from long-term debt	657,818	1,707,165
Dividends paid	—	(325,000)

Net cash provided by financing activities	408,353	728,298

Effect of exchange rate on cash, cash equivalents and restricted cash	(5,241)	3,059

(Decrease) increase in cash, cash equivalents and restricted cash	(8,290)	239,898
Cash, cash equivalents and restricted cash at beginning of year	894,521	654,623

Cash, cash equivalents and restricted cash at end of year	$886,231	$894,521

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(219,513)	$(159,571)
Cash paid for income taxes	$(2,373)	$(2,340)
Cash paid for amounts included in the measurement of lease liabilities – operating cash flows from operating leases	$(14,965)	$(10,824)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification or other reassessment events	$8,260	$(4,819)
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$11,985	$25,340
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$—	$6,279
Change in receivables from affiliated companies related to acquisition of intangible assets	$325	$6,989

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information

Melco Resorts Finance Limited (“Melco Resorts Finance”) was incorporated in the Cayman Islands. Melco Resorts Finance together with its subsidiaries (collectively referred to as the “Company”) is a developer, owner and, through its subsidiary, Melco Resorts (Macau) Limited (“Melco Resorts Macau” together with its remaining subsidiaries collectively hereafter referred to as the “Gaming Group”), operator of integrated resort facilities in the Macau Special Administrative Region of the People’s Republic of China (“Macau”).

The Company currently operates Altira Macau, an integrated resort located at Taipa, Macau, City of Dreams, an integrated resort located at Cotai, Macau, Studio City Casino, a casino at Studio City, a cinematically-themed integrated resort in Cotai, Macau developed by affiliated companies of the Company, Grand Dragon Casino, a casino located at Taipa, Macau, and Mocha Clubs, non-casino based operations of electronic gaming machines in Macau.

As of December 31, 2021 and 2020, Melco Resorts Finance’s sole shareholder is Melco Resorts & Entertainment Limited (“Melco”), a company incorporated in the Cayman Islands. Melco’s American depositary shares (“ADSs”) are listed on the Nasdaq Global Select Market in the United States of America. As of December 31, 2021 and 2020, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19 and Business Operation

The disruptions to the Company’s business caused by the coronavirus (COVID-19) outbreak continue to have a material effect on its financial condition and operations during 2021.

The Company’s operations have been impacted by periodic travel restrictions and quarantine requirements being imposed by the governments of Macau, Hong Kong and the People’s Republic of China (“PRC”) in response to various outbreaks and also due to the PRC’s “dynamic zero” policy. The appearance of COVID-19 cases in Macau in early August 2021 and late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers are no longer required to undergo a 14-day quarantine on arrival in Zhuhai, and the validity of nucleic acid tests to enter Zhuhai was extended from 24 hours to 7 days. The validity of nucleic acid tests to enter Macau and quarantine requirements upon entry to Macau vary from time to time and is currently set at 72 hours for entry from Zhuhai. Health-related precautionary measures remain in place and non-Macau resident individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they have been in Hong Kong or the PRC in the preceding 21 days and are eligible for an exemption application.

The pace of recovery from COVID-19-related disruptions continues to depend on future events, including duration of travel and visa restrictions, the pace of vaccination progress, development of new medicines for COVID-19 as well as customer sentiment and consumer behavior related to discretionary spending and travel, all of which remain highly uncertain.

The Company is currently unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition from these disruptions.

As of December 31, 2021, the Company had cash and cash equivalents, of $885,958 and available borrowing capacity of $1,504,651, subject to the satisfaction of certain conditions precedent.

The Company has taken various mitigating measures to manage through the current COVID-19 outbreak challenges, such as implementing cost reduction programs to minimize cash outflows for non-essential items, rationalizing the Company’s capital expenditure programs with deferrals and reductions, refinancing certain existing borrowings and raising additional capital through debt offerings.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Business Operation - continued

The Company believes it will be able to support continuing operations and capital expenditures for at least twelve months after the date that these consolidated financial statements are issued.

Unrelated to the COVID-19 outbreak, in December 2021, Melco Resorts Macau ceased all gaming promoter arrangements in Macau. The Company is currently unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition from this change in its operations.

(c)	Macau gaming subconcession contract

On September 8, 2006, Melco Resorts Macau entered into a subconcession contract to operate its gaming business in Macau. Melco Resorts Macau’s subconcession contract expires on June 26, 2022. Under current applicable Macau gaming law, a concession or subconcession may be extended or renewed by order of the Macau Chief Executive, one or more times, up to a maximum of five years.

Melco Resorts Macau and Studio City Entertainment Limited (“Studio City Entertainment”), an affiliated company of the Company which is majority-owned by Melco, entered into a services and right to use agreement dated May 11, 2007, as amended on June 15, 2012, together with related agreements (the “Services and Right to Use Arrangements”) under which Melco Resorts Macau agreed to operate the gaming area at Studio City (“Studio City Casino”) since Studio City Entertainment does not hold a gaming license in Macau. Under such arrangements, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues. Studio City Entertainment receives the residual amount and recognizes such residual amount as its revenue from provision of gaming related services. These arrangements remain effective until June 26, 2022, and will be extended if Melco Resorts Macau obtains a gaming concession, subconcession or other right to legally operate gaming in Macau beyond June 26, 2022 and if the Macau government permits such extension.

In January 2022, the Macau government put forth a proposed law amending the Macau gaming law which is under review and, as of April 28, 2022, a revised proposed law amending the gaming law is expected to be put forth shortly by the Macau government for final approval by the Macau Legislative Assembly.

In April 2022, the Macau government put forth a proposed law on gaming operations activities, which will replace the current gaming promoters regulation. This proposed law is under review by the Macau Legislative Assembly and generally establishes the rules on the exercise of the activity of concessionaires, gaming promoters, collaborators and managing companies.

The Macau government has publicly stated that the concession and subconcession contracts may be extended until December 31, 2022 to enable the conclusion of the proposed amendments to Macau’s gaming law and the completion of the tender process for new concessions. On March 11, 2022, Melco Resorts Macau filed an application with the Macau government for the extension of its subconcession contract until December 31, 2022 and, in connection with such application, will be required to pay an extension premium of up to Macau Patacas (“MOP”) 47,000,000 (equivalent to $5,851) and provide a bank guarantee in favor of the Macau government for the payment of potential labor liabilities should Melco Resorts Macau not be granted a new concession (or have its subconcession further extended) after December 31, 2022. The extension of the subconcession contract is subject to the approval of the Macau government and execution of an addendum to the subconcession contract.

Under the indentures of the senior notes issued by Melco Resorts Finance, the respective holders of the senior notes can require Melco Resorts Finance to repurchase all or any part of the senior notes at par, plus any accrued and unpaid interest (the “Special Put Option”) (i) upon the occurrence of any event after which none of Melco Resorts Finance, or any of its subsidiaries has such licenses, concessions, subconcessions or other permits or authorizations as are necessary to own or manage casino or gaming areas or operate casino games of fortune and chance in Macau in substantially the same manner and scope as such relevant issuers and its subsidiaries were entitled, permitted or authorized to as of the issue date of the respective senior notes; or (ii) if the termination, rescission, revocation or modification of Melco Resorts Macau’s subconcession has had a material adverse effect on the financial condition, business, properties, or results of operations of Melco Resorts Finance and its subsidiaries.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(c)	Macau gaming subconcession contract - continued

In addition, in relation to the Company’s various credit facilities, any termination, revocation, rescission or modification of Melco Resorts Macau’s subconcession which has had a material adverse effect on the financial condition, business, properties, or results of operations of the Company, taken as a whole, would constitute a mandatory prepayment event, which would result in (i) the cancellation of available commitments; and (ii) subject to each lender’s election, such electing lender’s share of all outstanding amounts under such facilities becoming immediately due and payable.

The Company believes Melco Resorts Macau is in a position to satisfy the requirements related to the extension of its subconcession and the award of a new concession as they may be established by the Macau government and, the Services and Right to Use Arrangements will be extended, for up to a period of three years in accordance to the proposed law initially put forth by the Macau government, or an adequate alternative arrangement will be entered to amend or replace the Services and Right to Use Arrangements. Such proposed law is currently under review and a revised proposed law amending the Macau gaming law is expected to be put forth shortly by the Macau government for final approval by the Macau Legislative Assembly. Accordingly, the accompanying consolidated financial statements are prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of Melco Resorts Finance and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash consists of collateral bank accounts associated with borrowings under the credit facilities.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit, historically, was also given to its gaming promoters in Macau, which receivables can be offset against commissions payable and any other value items held by the Company to the respective customers and for which the Company intends to set off when required. As of December 31, 2021 and 2020, a substantial portion of the Company’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of customer accounts with a balance over a specified dollar amount, the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers and management’s expectations of current and future economic conditions.

Management believes that as of December 31, 2021 and 2020, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out and weighted average methods.

(h)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Company’s integrated resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment - continued

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	7 to 40 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Transportation	5 to 10 years
Plant and gaming machinery	3 to 5 years

(i)	Capitalized Interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $234,486 and $195,426, of which $486 and $707 were capitalized during the years ended December 31, 2021 and 2020, respectively.

(j)	Gaming Subconcession

The deemed cost of the gaming subconcession in Macau was capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts Macau in 2006, and amortized over the term of agreement which is due to expire in June 2022 on a straight-line basis.

(k)	Internal-Use Software

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software of 3 years on a straight-line basis. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

(l)	Goodwill and Intangible Assets

Goodwill represents the excess of the acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s finite-lived intangible assets consist of the gaming subconcession and internal-use software. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Goodwill and Intangible Assets - continued

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company will first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If it is determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Company then performs a quantitative impairment test. To perform a quantitative impairment test of intangible assets with indefinite lives, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment loss is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives. On January 1, 2020, the Company adopted the accounting standards update on goodwill impairment testing on a prospective basis. To perform a quantitative impairment test of goodwill, the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair values of the reporting units are determined using income valuation approaches through the application of discounted cash flow method. Estimating fair values of the reporting units involves significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.

No impairment losses on goodwill and intangible assets were recognized during the years ended December 31, 2021 and 2020.

(m)	Impairment of Long-lived Assets (Other Than Goodwill)

The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates and capitalization rates. If an asset is still under development, future cash flows include remaining construction costs.

During the years ended December 31, 2021 and 2020, impairment losses of $203 and $3,208 were recognized, respectively, mainly due to reconfigurations and renovations at City of Dreams, and included in property charges and other in the accompanying consolidated statements of operations. As a result of the COVID-19 outbreak as disclosed in Note 1(b), the Company evaluated its long-lived assets for recoverability as of December 31, 2021 and 2020 and concluded no other impairment charges to be recorded.

(n)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets, either current or non-current, in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(o)	Land Use Rights

Land use rights represent the upfront land premium paid for the use of land held under operating leases, which are recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use rights of 40 years on a straight-line basis.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Leases

At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.

Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The initial measurement of the right-of-use assets also includes any prepaid lease payments and any initial direct costs incurred, and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The Company’s lease contracts have lease and non-lease components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease components are accounted for separately.

(q)	Revenue Recognition

The Company’s revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Company accounts for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under the Company’s non-discretionary incentive programs (including loyalty programs).

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

For casino transactions that include complimentary goods or services provided by the Company to incentivize future gaming, the Company allocates the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under the Company’s control and discretion and supplied by third parties are recorded as operating expenses.

The Company operates different non-discretionary incentive programs in certain of its properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, the Company defers a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for Company-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of its hotels, Grand Dragon Casino and Studio City Casino and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of one of its hotels, the Company is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel’s business, it is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino and Studio City Casino, given the Company operates the Grand Dragon Casino and Studio City Casino under a right to use agreement and a Services and Right to Use Arrangements, respectively, with the owners of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

Contract and Contract-Related Liabilities

In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability.

The Company primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips, which represent the amounts owed in exchange for gaming chips held by a customer, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentives earned from the Loyalty Programs, and (3) advance customer deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being purchased, earned or deposited and are recorded as accrued expenses and other current liabilities in the accompanying consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips held by customers, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers.

The following table summarizes the activities related to contract and contract-related liabilities:

	Outstanding gaming chips		Loyalty program liabilities		Advance customer deposits and ticket sales
	2021	2020	2021	2020	2021	2020
Balance at January 1	$186,247	$439,511	$25,049	$35,134	$252,356	$227,842
Balance at December 31	60,396	186,247	20,775	25,049	290,229	252,356

(Decrease) increase	$(125,851)	$(253,264)	$(4,274)	$(10,085)	$37,873	$24,514

(r)	Gaming Taxes

The Company is subject to taxes based on gross gaming revenue and other metrics in Macau. These gaming taxes are recognized as casino expense in the accompanying consolidated statements of operations. These taxes totaled $757,869 and $680,464 for the years ended December 31, 2021 and 2020, respectively.

(s)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2021 and 2020, the Company incurred pre-opening costs primarily in connection with the development of further expansion to City of Dreams. The Company also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(t)	Advertising and Promotional Costs

The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $24,860 and $13,397 for the years ended December 31, 2021 and 2020, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of Melco Resorts Finance and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.

The functional currency of Melco Resorts Finance is the United States dollar (“$” or “US$”) and the functional currency of most of Melco Resorts Finance’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive (loss) income.

(v)	Comprehensive Loss and Accumulated Other Comprehensive Income

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the accompanying consolidated statements of comprehensive loss.

As of December 31, 2021 and 2020, the Company’s accumulated other comprehensive income consisted solely of foreign currency translation adjustments, net of tax.

(w)	Share-based Compensation Expenses

Melco operates share-based compensation plans for the purpose of providing incentives and rewards to eligible employees in Melco and its subsidiaries (the “Melco Group”) including employees who rendered services to the Company. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is recognized over the vesting period of the awards on a straight-line basis. Forfeitures are recognized when they occur.

Further information on the Company’s share-based compensation arrangements is included in Note 16.

(x)	Income Tax

The Company is subject to income taxes in Macau and Hong Kong where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of the position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncement

In December 2019, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Accounting Standards Codification 740, Income Taxes, in order to reduce cost and complexity of its application. The Company adopted this new guidance on January 1, 2021 and this adoption did not have a material impact on its consolidated financial statements.

Recent Accounting Pronouncement Not Yet Adopted

The Company has evaluated the recently issued, but not yet effective, accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies through the filing date of these financial statements, and anticipated the future adoption of these pronouncements will not have a material effect on the Company’s financial position, results of operations and cash flows.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2021	2020
Cash and cash equivalents	$885,958	$894,246
Current portion of restricted cash	273	—
Non-current portion of restricted cash	—	275

Total cash, cash equivalents and restricted cash	$886,231	$894,521

4.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2021	2020
Casino	$303,029	$422,330
Hotel	412	530
Other	123	170

Sub-total	303,564	423,030
Less: allowances for credit losses(1)	(254,421)	(312,782)

	49,143	110,248
Non-current portion	—	—

Current portion	$49,143	$110,248

Note

(1)

As of December 31, 2021 and 2020, the allowances for credit losses of $14,989 and $16,517 are recorded as a reduction of the long-term casino accounts receivables, which are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET - continued

The Company’s allowances for casino credit losses were 84.0% and 74.1% of gross casino accounts receivables as of December 31, 2021 and 2020, respectively. The Company’s allowances for credit losses from its hotel and other receivables are not material.

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2021	2020
Balance at beginning of year	$312,782	$244,236
Provision for credit losses	11,495	125,087
Write-offs	(68,094)	(57,868)
Effect of exchange rate	(1,762)	1,327

Balance at end of year	$254,421	$312,782

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost
Buildings	$3,727,955	$3,749,352
Furniture, fixtures and equipment	597,532	614,896
Leasehold improvements	679,526	657,509
Plant and gaming machinery	118,568	123,501
Transportation	121,526	14,161

Sub-total	5,245,107	5,159,419
Less: accumulated depreciation and amortization	(2,608,969)	(2,410,972)

Property and equipment, net	$2,636,138	$2,748,447

The cost and accumulated amortization of right-of-use assets held under finance lease arrangements were $560 and $560 as of December 31, 2021 and $564 and $564 as of December 31, 2020, respectively.

During the years ended December 31, 2021 and 2020, the Company transferred the future economic benefits of certain plant and equipment, for the operation of the Studio City Casino, to Studio City Entertainment, pursuant to the Services and Right to Use Arrangements (“Studio City Gaming Assets”). The legal ownerships of the Studio City Gaming Assets are retained by the Company. During the years ended December 31, 2021 and 2020, the future economic benefits of the Studio City Gaming Assets with aggregate carrying amounts of $5,167 and $7,206, were transferred to Studio City Entertainment at a total consideration of $5,167 and $7,206, respectively. The Company fully wrote down the carrying value of such Studio City Gaming Assets upon the transfer.

6.	GAMING SUBCONCESSION, NET

	December 31,
	2021	2020
Deemed cost	$897,866	$903,160
Less: accumulated amortization	(870,801)	(818,497)

Gaming subconcession, net	$27,065	$84,663

The Company expects that amortization of the gaming subconcession will be approximately $27,065 in 2022.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill

Goodwill relating to Mocha Clubs, a reporting unit, is not amortized. The changes in carrying amounts of goodwill represented the exchange differences arising from foreign currency translations at the balance sheet date.

(b)	Intangible Assets, Net

Intangible assets, net consisted of the following:

	December 31,
	2021	2020
Indefinite-lived intangible assets:
Trademarks of Mocha Clubs	$4,210	$4,235

Total indefinite-lived intangible assets	4,210	4,235

Finite-lived intangible assets:
Internal-use software	16,428	16,449
Less: accumulated amortization	(7,246)	(1,844)

Total finite-lived intangible assets	9,182	14,605

Total intangible assets, net	$13,392	$18,840

Trademarks arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006. The changes in carrying amounts of trademarks represented the exchange differences arising from foreign currency translations at the balance sheet date.

The amortization expenses of internal-use software recognized for the years ended December 31, 2021 and 2020 were $5,430 and $1,844, respectively.

As of December 31, 2021, the estimated future amortization expenses of internal-use software are as follows:

Year ending December 31,
2022	$5,475
2023	3,694
2024	13

$9,182

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2021	2020
Deposits and other assets	$36,915	$44,811
Deferred financing costs, net	35,598	43,593
Long-term casino accounts receivables, net of allowances for credit losses of $14,989 and $16,517	—	—

Long-term prepayments, deposits and other assets	$72,513	$88,404

Long-term casino accounts receivables, net represent receivables from casino customers where settlements are not expected within the next year. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

9.	LAND USE RIGHTS, NET

	December 31,
	2021	2020
Altira Macau	$146,128	$146,989
City of Dreams	398,630	400,981

	544,758	547,970
Less: accumulated amortization	(253,380)	(243,969)

Land use rights, net	$291,378	$304,001

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2021	2020
Advance customer deposits and ticket sales	$290,229	$252,356
Gaming tax accruals	71,949	79,809
Outstanding gaming chips	60,396	186,247
Staff cost accruals	56,594	63,039
Interest expenses payable	51,456	50,753
Operating expense and other accruals and liabilities	43,002	27,726
Loyalty program liabilities	20,775	25,049
Property and equipment payables	15,091	38,420
Construction cost payables	1,392	4,346

	$610,884	$727,745

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2021	2020
Senior Notes
2017 4.875% Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $13,161 and $16,583, respectively)	$986,839	$983,417
2019 5.250% Senior Notes, due 2026 (net of unamortized deferred financing costs of $3,776 and $4,529, respectively)	496,224	495,471
2019 5.625% Senior Notes, due 2027 (net of unamortized deferred financing costs of $4,954 and $5,686, respectively)	595,046	594,314
2019 5.375% Senior Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $2,041 and $7,991, respectively)	1,147,959	892,009
2020 5.750% Senior Notes, due 2028 (net of unamortized deferred financing costs and original issue premiums of $3,393 and $4,519, respectively)	846,607	845,481

Credit Facilities
2015 Credit Facilities	128	129
2020 Credit Facilities(1)	399,693	249,910

	4,472,496	4,060,731
Current portion of long-term debt	(128)	—

	$4,472,368	$4,060,731

Note

(1)

As of December 31, 2021 and 2020, the unamortized deferred financing costs related to the revolving credit facility of the 2020 Credit Facilities of $35,598 and $43,593 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheet, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes

2017 4.875% Senior Notes

On June 6, 2017, Melco Resorts Finance issued $650,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100% of the principal amount (the “First 2017 4.875% Senior Notes”); and on July 3, 2017, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100.75% of the principal amount (the “Second 2017 4.875% Senior Notes” and together with the First 2017 4.875% Senior Notes, collectively referred to as the “2017 4.875% Senior Notes”). The interest on the 2017 4.875% Senior Notes is accrued at a rate of 4.875% per annum and is payable semi-annually in arrears on June 6 and December 6 of each year. The 2017 4.875% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2017 4.875% Senior Notes were used to partly fund the redemption of the previous senior notes of Melco Resorts Finance and the net proceeds from the offering of the Second 2017 4.875% Senior Notes were used to repay the 2015 Revolving Credit Facility (as described below).

Melco Resorts Finance had the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time prior to June 6, 2020, at a “make-whole” redemption price. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance had the option to redeem up to 35% of the 2017 4.875% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2017 4.875% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 4.875% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2017 4.875% Senior Notes at a fixed redemption price.

The indenture governing the 2017 4.875% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 4.875% Senior Notes also contains conditions and events of default customary for such financings.

2019 5.250% Senior Notes

On April 26, 2019, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.250% senior notes due April 26, 2026 at an issue price of 100% of the principal amount (the “2019 5.250% Senior Notes”). The interest on the 2019 5.250% Senior Notes is accrued at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year, and commenced on October 26, 2019. The 2019 5.250% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.250% Senior Notes were used to partially repay the 2015 Revolving Credit Facility in May 2019.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2019 5.250% Senior Notes - continued

Melco Resorts Finance had the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time prior to April 26, 2022, at a “make-whole” redemption price. On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance had the option to redeem up to 35% of the 2019 5.250% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 26, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.250% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.250% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.250% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.250% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.250% Senior Notes also contains conditions and events of default customary for such financings.

2019 5.625% Senior Notes

On July 17, 2019, Melco Resorts Finance issued $600,000 in aggregate principal amount of 5.625% senior notes due July 17, 2027 at an issue price of 100% of the principal amount (the “2019 5.625% Senior Notes”). The interest on the 2019 5.625% Senior Notes is accrued at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year, and commenced on January 17, 2020. The 2019 5.625% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.625% Senior Notes were used to partially repay the 2015 Revolving Credit Facility in July 2019.

Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time prior to July 17, 2022, at a “make-whole” redemption price. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.625% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.625% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.625% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.625% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.625% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.625% Senior Notes also contains conditions and events of default customary for such financings.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2019 5.375% Senior Notes

On December 4, 2019, Melco Resorts Finance issued $900,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 at an issue price of 100% of the principal amount (the “First 2019 5.375% Senior Notes”); and on January 21, 2021, Melco Resorts Finance further issued $250,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 at an issue price of 103.25% of the principal amount (the “Additional 2019 5.375% Senior Notes” and together with the First 2019 5.375% Senior Notes, the “2019 5.375% Senior Notes”). The Additional 2019 5.375% Senior Notes are consolidated and form a single series with the First 2019 5.375% Senior Notes. The interest on the 2019 5.375% Senior Notes is accrued at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year, and commenced on June 4, 2020. The 2019 5.375% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2019 5.375% Senior Notes were used to repay the outstanding borrowing of the 2015 Revolving Credit Facility in full and to partially prepay the 2015 Term Loan Facility (as described below) in December 2019. The net proceeds from the offering of the Additional 2019 5.375% Senior Notes were used to repay the 2020 Credit Facilities in January 2021.

Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time prior to December 4, 2024 at a “make-whole” redemption price. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.375% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.375% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.375% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.375% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.375% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.375% Senior Notes also contains conditions and events of default customary for such financings.

On June 29, 2021, the 2019 5.375% Senior Notes, which were originally listed on the Official List of the Singapore Exchange Securities Trading Limited, were also listed on the Chongwa (Macao) Financial Asset Exchange Co., Limited.

2020 5.750% Senior Notes

On July 21, 2020, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 100% of the principal amount (the “First 2020 5.750% Senior Notes”); and on August 11, 2020, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 101% of the principal amount (the “Second 2020 5.750% Senior Notes” and together with the First 2020 5.750% Senior Notes, the “2020 5.750% Senior Notes”). The Second 2020 5.750% Senior Notes are consolidated and form a single series with the First 2020 5.750% Senior Notes. The interest on the 2020 5.750% Senior Notes is accrued at a rate of 5.750% per annum, payable semi-annually in arrears on January 21 and July 21 of each year, and commenced on January 21, 2021. The 2020 5.750% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2020 5.750% Senior Notes were partially used to repay the 2020 Credit Facilities (as described below) in July 2020 and with the remaining amount used for general corporate purposes.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2020 5.750% Senior Notes - continued

Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time prior to July 21, 2023 at a “make-whole” redemption price. On or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2020 5.750% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 21, 2023. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2020 5.750% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2020 5.750% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2020 5.750% Senior Notes at a fixed redemption price.

The indenture governing the 2020 5.750% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2020 5.750% Senior Notes also contains conditions and events of default customary for such financings.

(b)	Credit Facilities

2015 Credit Facilities

On June 29, 2015, Melco Resorts Macau (the “Borrower”) amended and restated the Borrower’s prior senior secured credit facilities agreement from Hong Kong dollars (“HK$”) 9,362,160,000 (equivalent to $1,203,362) to a HK$13,650,000,000 (equivalent to $1,750,000) senior secured credit facilities agreement (the “2015 Credit Facilities”), comprising a HK$3,900,000,000 (equivalent to $500,000) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”).

In December 2019, the Company partially prepaid an outstanding principal amount of HK$2,750,000,000 (equivalent to $353,062) of the 2015 Term Loan Facility, together with accrued interest and associated costs, with a portion of the net proceeds from the offering of the 2019 5.375% Senior Notes. In connection with this prepayment, the Company recorded a loss on extinguishment of debt of $2,612 during the year ended December 31, 2019.

Before the signing and effective date of the Waiver Letter (as described below), the maturity date of the 2015 Credit Facilities was: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The 2015 Term Loan Facility was repayable in quarterly instalments according to an amortization schedule. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. Borrowings under the 2015 Credit Facilities bore interest at the Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group (as described below). The Borrower was permitted to select an interest period for borrowings under the 2015 Credit Facilities ranging from one to six months or any other agreed period.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(b)	Credit Facilities - continued

2015 Credit Facilities - continued

On May 6, 2020, MCO Nominee One Limited (“MCO Nominee One”), a subsidiary of Melco Resorts Finance, drew down HK$2,730,000,000 (equivalent to $352,189) of the revolving credit facility under the 2020 Credit Facilities (as described below) and, on May 7, 2020, the Company used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, other than HK$1,000,000 (equivalent to $129) which remained outstanding under the 2015 Term Loan Facility. Following the repayment of outstanding amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, on May 7, 2020, all other commitments under the 2015 Term Loan Facility and a part of the commitments under the 2015 Revolving Credit Facility were cancelled. Post-cancellation, the available commitments under the 2015 Revolving Credit Facility were HK$1,000,000 (equivalent to $129), collateralized by cash of HK$2,130,000 (equivalent to $275). The Company recorded a loss on extinguishment of debt of $1,236 and a cost associated with debt modification of $310 during the year ended December 31, 2020 in connection with this repayment and a part of the 2015 Revolving Credit Facility commitment cancellation.

Compliance with certain provisions of the 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the 2015 Credit Facilities) (“BOC Macau”) to the Borrower dated April 29, 2020 (the “Waiver Letter”). The Waiver Letter became effective on May 7, 2020. Pursuant to the terms of the Waiver Letter, BOC Macau agreed, among other things, to relax the Borrower’s obligations under the 2015 Credit Facilities by way of a waiver of (i) to extend the maturity date of the 2015 Credit Facilities to June 24, 2022; (ii) the repayment term of the 2015 Term Loan Facility; (iii) interest rate of the borrowings change to HIBOR plus a margin of 1% per annum; (iv) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions, (v) the requirement to make substantially all of the representations, and (vi) certain current and/or future defaults and events of default that may arise under the terms of the 2015 Credit Facilities, subject to certain conditions and terms.

As of December 31, 2021, the outstanding principal amount of the 2015 Term Loan Facility and the 2015 Revolving Credit Facility was HK$1,000,000 (equivalent to $128) and nil, respectively, and the available borrowing capacity under 2015 Revolving Credit Facility was HK$1,000,000 (equivalent to $128).

The indebtedness under the 2015 Credit Facilities is guaranteed by the borrowing group which includes the Borrower and certain of its subsidiaries as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”). Security for the 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

With effect from May 7, 2020, the provisions that limited certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who were not members of the 2015 Borrowing Group were waived pursuant to the terms of the Waiver Letter.

Under the 2015 Credit Facilities, in the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full. In addition, termination or rescission of Melco Resort Macau’s subconcession contract or land concessions would constitute an event of default. As with substantially all of the undertakings and covenants under the 2015 Credit Facilities, however, these provisions are subject to a continuing waiver under the terms of the Waiver Letter.

The Borrower is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees of $1 and $1,512 during the years ended December 2021 and 2020, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(b)	Credit Facilities - continued

2020 Credit Facilities

On April 29, 2020, MCO Nominee One entered into a senior credit facilities agreement with a syndicate of banks (the “2020 Credit Facilities”) for a HK$14,850,000,000 (equivalent to $1,915,947) revolving credit facility with a term of five years. The maturity date of the 2020 Credit Facilities is April 29, 2025. Each loan made under the 2020 Credit Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. MCO Nominee One is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2020 Credit Facilities. In the event of a change of control or if Melco Resorts Macau’s subconcession contract or land concessions are terminated or otherwise expire on its terms, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full.

The indebtedness under the 2020 Credit Facilities is guaranteed by Melco Resorts Macau and MCO Investments Limited (“MCO Investments”), a subsidiary of Melco Resorts Finance. The 2020 Credit Facilities are unsecured.

The 2020 Credit Facilities contain certain covenants customary for such financings including, but not limited to, limitations on, except as permitted (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MCO Investments and its subsidiaries. The 2020 Credit Facilities also contain conditions and events of default customary for such financings and the financial covenants including a leverage ratio, total leverage ratio and interest cover ratio.

Borrowings under the 2020 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. MCO Nominee One may select an interest period for borrowings under the 2020 Credit Facilities ranging from one to six months or any other agreed period. MCO Nominee One is obligated to pay a commitment fee quarterly in arrears from April 29, 2020 on the undrawn amount of the 2020 Credit Facilities and recognized loan commitment fees of $10,612 and $6,022 during the years ended December 31, 2021 and 2020.

On November 26, 2020, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities consented and agreed to waive certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities, in each case in respect of the relevant periods ended on the following applicable test dates: (a) December 31, 2020; (b) March 31, 2021; (c) June 30, 2021; (d) September 30, 2021; and (e) December 31, 2021. Such consent became effective on December 2, 2020.

On November 5, 2021, MCO Nominee One further received confirmation that the majority of lenders of the 2020 Credit Facilities consented and agreed to waive certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities, in each case in respect of the relevant periods ended or ending on the following applicable test dates: (a) March 31, 2022; (b) June 30, 2022; (c) September 30, 2022; and (d) December 31, 2022. Such consent became effective on November 9, 2021.

As of December 31, 2021, the outstanding principal amount of the 2020 Credit Facilities was HK$3,117,000,000 (equivalent to $399,693), and the available borrowing capacity under the 2020 Credit Facilities was HK$11,733,000,000 (equivalent to $1,504,523).

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(c)	Borrowing Rates and Scheduled Maturities of Long-term Debt

During the years ended December 31, 2021 and 2020, the Company’s average borrowing rates were approximately 5.32% and 5.14% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2021 are as follows:

Year ending December 31,
2022	$128
2023	—
2024	—
2025	1,399,693
2026	500,000
Over 2026	2,600,000

$4,499,821

12.	LEASES

Lessee Arrangements

The Company is the lessee under operating leases for equipment and real estate, including Mocha Clubs sites, office space, warehouses, staff quarters, and certain parcels of land in Macau on which Altira Macau and City of Dreams are located. Certain lease agreements provide for periodic rental increases based on both contractually agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and in some cases contingent rental expenses stated as a percentage of turnover. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.

The components of operating lease costs are as follows:

	Year Ended December 31,
	2021	2020
Amortization of land use rights	$10,873	$10,899
Operating lease costs	18,381	18,729
Short-term lease costs	61	244
Variable lease costs	(629)	(5,565)

Total operating lease costs	$28,686	$24,307

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LEASES - continued

Lessee	Arrangements - continued

Other information related to lease term and discount rate of operating leases is as follows:

	December 31,
	2021	2020
Weighted average remaining lease term	23.7 years	20.2 years
Weighted average discount rate	4.46%	4.37%

Maturities of operating lease liabilities as of December 31, 2021 are as follows:

Year ending December 31,
2022	$7,655
2023	1,461
2024	1,432
2025	1,418
2026	1,418
Over 2026	31,275

Total future minimum lease payments	44,659
Less: amount representing interest	(16,727)

Present value of future minimum lease payments	27,932
Current portion	(7,599)

Non-current portion	$20,333

Lessor Arrangements

The Company is the lessor under non-cancellable operating leases mainly for mall spaces in the sites of City of Dreams with various retailers that expire at various dates through May 2035. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.

During the years ended December 31, 2021 and 2020, the Company earned minimum operating lease income of $36,206 and $22,977, respectively and contingent operating lease income of $3,939 and $385, respectively. Total lease income for the years ended December 31, 2021 and 2020 were reduced by $504 and $13,294 as a result of the rent concessions and uncollectible lease income related to the effects of the COVID-19 outbreak, respectively.

Future minimum fees, excluding the contingent fees to be received under non-cancellable operating leases as of December 31, 2021 were as follows:

Year ending December 31,
2022	$40,332
2023	40,949
2024	41,587
2025	42,975
2026	19,127
Over 2026	1,459

$186,429

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the input to valuation techniques used to measure fair values into three broad levels. The level in the hierarchy within which the fair value measurements in its entirety is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy.

The estimated fair value of long-term debt as of December 31, 2021 and 2020, were approximately $4,416,641 and $4,288,992, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premiums, of $4,499,821 and $4,100,039, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 4.875% Senior Notes, the 2019 5.250% Senior Notes, the 2019 5.625% Senior Notes, the 2019 5.375% Senior Notes and the 2020 5.750% Senior Notes. Fair values for the 2015 Credit Facilities and the 2020 Credit Facilities approximated the carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.

As of December 31, 2021 and 2020, the Company did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

14.	CAPITAL STRUCTURE

As of December 31, 2021 and 2020, Melco Resorts Finance had authorized shares of 5,000,000 at par value of $0.01 per share and with 1,202 ordinary shares issued at par value of $0.01 per share.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES

The income tax expense consisted of:

	Year Ended December 31,
	2021	2020
Income tax expense - current:
Lump sum in lieu of Macau Complementary Tax on dividends	$2,359	$2,367
Hong Kong Profits Tax	8	—

Sub-total	2,367	2,367

(Over) under provision of income taxes in prior years:
Macau Complementary Tax	(368)	—
Hong Kong Profits Tax	11	—

Sub-total	(357)	—

Income tax credit - deferred:
Macau Complementary Tax	(554)	(1,556)

Total income tax expense	$1,456	$811

A reconciliation of the income tax expense from loss before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2021	2020
Loss before income tax	$(480,276)	$(653,841)
Macau Complementary Tax rate	12%	12%
Income tax credit at Macau Complementary Tax rate	(57,633)	(78,461)
Lump sum in lieu of Macau Complementary Tax on dividends	2,359	2,367
Effect of different tax rates of subsidiaries operating in other jurisdictions	(11,089)	(8,934)
Over provision in prior years	(357)	—
Effect of income for which no income tax expense is payable	(1)	(223)
Effect of expenses for which no income tax benefit is receivable	44,570	37,399
Effect of tax losses that cannot be carried forward	1,210	18,882
Expired tax losses	12,320	1,646
Changes in valuation allowances	10,077	28,135

Income tax expense	$1,456	$811

Melco Resorts Finance and certain of its subsidiaries are exempt from tax in the Cayman Islands, where they are incorporated, while Melco Resorts Finance and certain of its subsidiaries are subject to Hong Kong Profits Tax on income derived from Hong Kong. The remaining subsidiaries of Melco Resorts Finance incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2021 and 2020.

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2021 and 2020, if applicable.

Pursuant to the approval notice issued by the Macau government in September 2016, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations for an additional five years from 2017 to 2021. Pursuant to Dispatch of the Macau Chief Executive dated February 17, 2022, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming revenues for the period from January 1, 2022 to June 26, 2022. Melco Resorts Macau’s non-gaming profits remain subject to Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

In August 2017, Melco Resorts Macau received an extension of the agreement with the Macau government for an additional five years applicable to tax years 2017 through 2021, in which the extension agreement provides for an annual payment of MOP18,900,000 (equivalent to $2,359) as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits. Such annual payment is required regardless of whether dividends are actually distributed or whether Melco Resorts Macau has distributable profits in the relevant year. Melco Resorts Macau has applied for an extension of such arrangement from January 1, 2022 to June 26, 2022 at an amount to be set by the Macau government.

The effective tax rates for the years ended December 31, 2021 and 2020 were (0.30)% and (0.12)%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to the effects of different tax rates of subsidiaries operating in other jurisdictions, expenses for which no income tax benefit is receivable, tax losses that cannot be carried forward, expired tax losses and changes in valuation allowances for the years ended December 31, 2021 and 2020.

The net deferred tax liabilities as of December 31, 2021 and 2020 consisted of the following:

	December 31,
	2021	2020
Deferred tax assets
Net operating losses carried forward	$61,289	$54,805
Depreciation and amortization	39,008	36,917
Lease liabilities	2,667	2,792
Others	44	350

Sub-total	103,008	94,864

Valuation allowances	(96,747)	(88,529)

Total deferred tax assets	6,261	6,335

Deferred tax liabilities
Right-of-use assets	(2,589)	(2,739)
Land use rights	(12,383)	(12,914)
Intangible assets	(505)	(508)

Total deferred tax liabilities	(15,477)	(16,161)

Deferred tax liabilities, net	$(9,216)	$(9,826)

As of December 31, 2021 and 2020, valuation allowances of $96,747 and $88,529 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2021, adjusted operating tax losses carried forward amounting to $95,333, $256,226 and $159,174 will expire in 2022, 2023 and 2024, respectively. Adjusted operating tax losses carried forward of $102,666 expired during the year ended December 31, 2021.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2021 and 2020 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2021 and 2020, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.

Income tax returns of Melco Resorts Finance and its subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION

Melco Share Incentive Plan

During the year ended December 31, 2021, certain share-based awards under Melco’s share incentive plan adopted on December 7, 2011 (the “Melco 2011 Share Incentive Plan”), which had been subsequently amended and restated, were granted by Melco to eligible employees of the Melco Group who rendered services to the Company.

The Melco 2011 Share Incentive Plan expired ten years after December 7, 2011. In view of the impending expiry of the Melco 2011 Share Incentive Plan, Melco adopted a new 2021 share incentive plan (the “Melco 2021 Share Incentive Plan”, together with Melco 2011 Share Incentive Plan be referred as “Melco Share Incentive Plan”) was effective on December 6, 2021 (also the termination date of the Melco 2011 Share Incentive Plan). Upon the termination of the Melco 2011 Share Incentive Plan, no further awards may be granted pursuant to the Melco 2011 Share Incentive Plan but the provisions of such plan shall remain in full force and effect in all other respects in respect of any awards granted prior to the date of termination of such plan.

Share Options

For the year ended 31 December 2021, the exercise price for share options granted under the Melco Share Incentive Plan was determined at the market closing price of Melco’s ADSs trading on the Nasdaq Global Select Market on the date of grant. These share options became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.

Melco uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco’s ADS trading on the Nasdaq Global Select Market. Expected term is based upon the vesting term or the historical expected term of publicly traded companies. The risk-free interest rate is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term. The fair values of the share options at the date of grant were charged to the accompanying consolidated statements of operations over the vesting period, with a corresponding increase in additional paid-in capital as a contribution from Melco.

The fair values of share options granted under the Melco Share Incentive Plan during the year ended December 31, 2021 were estimated on the date of grant using the following weighted average assumptions:

Expected dividend yield	2.5%
Expected stock price volatility	45.50%
Risk-free interest rate	1.01%
Expected term (years)	5.6

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

Melco	Share Incentive Plan - continued

Share Options - continued

A summary of the share options activity under the Melco Share Incentive Plan for the year ended December 31, 2021, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2021	—	$—
Granted	2,560,140	6.89
Forfeited	(110,862)	6.89

Outstanding as of December 31, 2021	2,449,278	$6.89	9.27	$—

Fully vested and expected to vest as of December 31, 2021	2,449,278	$6.89	9.27	$—

Exercisable as of December 31, 2021	193,830	$6.89	9.27	$—

During the year ended December 31, 2021, the weighted average grant date fair value for share options under the Melco Share Incentive Plan was $2.31.

There were no share options exercised under the Melco Share Incentive Plan during the year ended December 31, 2021.

As of December 31, 2021, there were $3,923 unrecognized compensation costs related to share options under the Melco Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 2.26 years.

Restricted Shares

Certain restricted shares were approved by Melco to be granted under the Melco Share Incentive Plan to the eligible employees of the Melco Group who rendered services to the Company in lieu of the 2021 and 2020 bonuses for their services performed during 2021 and 2020 (the “Bonus Restricted Shares”). Share-based compensation expenses of $7,780 and $5,847, of which $190 and $384 were capitalized, were recognized for such grant during the years ended 31 December 2021 and 2020, respectively, based on the estimated bonus amounts, with a corresponding increase in payables to affiliated companies as the amounts were charged to the Company by Melco or its subsidiaries. The Bonus Restricted Shares for 2021 were granted in April 2022 and the Bonus Restricted Shares for 2020 were granted in March 2021. The Bonus Restricted Shares vested immediately on the grant dates.

Other than the Bonus Restricted Shares, the grant date fair values for restricted shares granted under the Melco Share Incentive Plan during the year ended December 31, 2021 were determined with reference to the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant and were charged to the accompanying consolidated statements of operations over the vesting period, with a corresponding increase in additional paid-in capital as a contribution from Melco. These restricted shares have vesting periods of three months to three years.

.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

Melco	Share Incentive Plan - continued

Restricted Shares - continued

A summary of the restricted shares activity under the Melco Share Incentive Plan for the year ended December 31, 2021, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2021	—	$—
Granted	6,696,558	6.21
Vested	(1,731,414)	6.13
Transfer in	3,120	6.89
Forfeited	(87,030)	6.29

Unvested as of December 31, 2021	4,881,234	$6.24

During the year ended December 31, 2021, the weighted average grant date fair value for restricted shares under the Melco Share Incentive Plan was $6.21 and the grant date fair value of restricted shares vested under the Melco Share Incentive Plan was $10,613.

As of December 31, 2021, there were $22,184 unrecognized compensation costs related to restricted shares under the Melco Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.66 years.

The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2021	2020
Share-based compensation expenses	$21,848	$5,847
Less: share-based compensation expenses capitalized in property and equipment	(506)	(384)

Share-based compensation expenses recognized in general and administrative expenses	$21,342	$5,463

17.	EMPLOYEE BENEFIT PLANS

The Company provides defined contribution plans for its employees in Macau. Certain executive officers of the Company are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2021 and 2020, the Company’s contributions into these plans were $19,294 and $22,325, respectively.

18.	DISTRIBUTION OF PROFITS

All subsidiaries of Melco Resorts Finance incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2021 and 2020, the aggregate balance of the reserves amounted to $31,511 and $31,511, respectively.

With effect from May 7, 2020, the restrictions on paying dividends and other distributions under the 2015 Credit Facilities, as defined in the credit facility agreement, were waived pursuant to the terms of the Waiver Letter.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	DIVIDENDS

During the year ended December 31, 2021, the Sole Director of Melco Resorts Finance did not declare any dividend on the ordinary shares.

During the year ended December 31, 2020, the Sole Director of Melco Resorts Finance declared dividend of $270,382.70 per share totaling $325,000, and recorded such amount as distribution against retained earnings.

20.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2021, the Company had capital commitments contracted for but not incurred mainly for the acquisition of property and equipment for City of Dreams totaling $25,474.

(b)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:

i)	A fixed annual premium of MOP30,000,000 (equivalent to $3,735).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that Melco Resorts Macau operates. The variable premium is calculated as follows:

•	MOP300,000 (equivalent to $37) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kinds of games or to certain players;

•	MOP150,000 (equivalent to $19) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kinds of games or to certain players; and

•	MOP1,000 (equivalent to $0.1) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)

A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)

Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government for a maximum amount of MOP300,000,000 (equivalent to $37,349) until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 20(b)(v) above, a sum of 1.75% per annum of the guarantee amount will be payable by Melco Resorts Macau quarterly to the bank.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Guarantees

Except as disclosed in Notes 11 and 20(b), the Company has made the following significant guarantee as of December 31, 2021:

•

Melco Resorts Macau has issued a promissory note (“Livrança”) of MOP550,000,000 (equivalent to $68,472) to a bank in respect of the bank guarantee issued to the Macau government under its gaming subconcession.

(d)	Pledged Assets

Except as disclosed in Note 11, the Company has the following pledged assets as of December 31, 2021:

•

On November 30, 2016, Studio City Company Limited (“Studio City Company”), an affiliated company of the Company which is majority-owned by Melco, amended and restated its prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”). Certain specified bank accounts of Melco Resorts Macau are pledged as security for the 2016 Studio City Credit Facilities and related finance documents.

(e)	Litigation

As of December 31, 2021, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2021 and 2020, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2021	2020
Transactions with affiliated companies

Melco International and its subsidiaries	Revenues and income (services provided by the Company):
	Management fee and other service fee income	$132,069	$138,731
	Design and construction service fee income for Cyprus Project(1)	1,989	1,252
	Loan interest income	—	728

	Costs and expenses (services provided to the Company):
	Payment under Services and Right to Use Arrangements(2)	(1,455)	(42,682)
	Management fee recognized as expenses(3)	149,878	162,125
	Management fee for construction and renovation work capitalized(3)	1,126	1,280
	Purchase of goods and services	44,637	25,036
	Transportation service fee expenses	13,486	15,025

	Sale and purchase of assets:
	Transfer-out of economic benefits of Studio City Gaming Assets (Note 5)	5,167	7,206
	Purchase of intangible assets	—	6,989
	Purchase of property and equipment	108,915	2,632

Notes

(1)

The amount mainly represents management fee income for design and construction services provided by the Company to a subsidiary of Melco International for development of an integrated resort and up to four satellite casinos in the Republic of Cyprus (“Cyprus Project”).

(2)

Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements from Studio City Casino’s gross gaming revenues. Melco Resorts Macau paid the residual gross gaming revenues and recognized these amounts as payment to an affiliated company under the Services and Right to Use Arrangements.

(3)	These management fee expenses included recharges of share-based compensation expenses.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transaction

As at December 31, 2021 and 2020, an operating deposit of nil and $12,500, respectively, was paid by Melco Resorts Macau to a subsidiary of Melco for provision of transportation services and the amount is shown as prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(a)	Receivables from Affiliated Companies

The outstanding balances as of December 31, 2021 and 2020 are receivables from Melco International and its subsidiaries and joint venture mainly arising from operating income or prepayment of operating expenses on behalf of the Company, and are unsecured, non-interest bearing and repayable on demand.

(b)	Payables to Affiliated Companies

The outstanding balances as of December 31, 2021 and 2020 are payables to Melco International’s subsidiaries mainly arising from operating expenses and expenses paid by affiliated companies on behalf of the Company, and are unsecured, non-interest bearing and repayable on demand.

(c)	Receivables from Affiliated Companies, Non-current

The outstanding balances as of December 31, 2021 and 2020 are mainly related to advances to Melco and its subsidiaries for working capital purposes, and are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the accompanying consolidated balance sheets.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. Studio City Casino and Grand Dragon Casino are included in the Corporate and Other category.

The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2021	2020
Macau:
Mocha Clubs	$117,260	$128,345
Altira Macau	264,696	307,472
City of Dreams	2,949,616	3,319,544

Sub-total	3,331,572	3,755,361
Corporate and Other	2,729,721	2,452,859

Total consolidated assets	$6,061,293	$6,208,220

Capital Expenditures

	Year Ended December 31,
	2021	2020
Macau:
Mocha Clubs	$1,378	$3,526
Altira Macau	6,171	12,114
City of Dreams	52,895	113,406

Sub-total	60,444	129,046
Corporate and Other	113,093	18,840

Total capital expenditures	$173,537	$147,886

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	SEGMENT INFORMATION - continued

The Company’s segment information and reconciliation to net loss is as follows:

	Year Ended December 31,
	2021	2020
Operating revenues
Macau:
Mocha Clubs	$84,981	$65,329
Altira Macau	56,558	109,005
City of Dreams	1,223,922	1,061,821

Sub-total	1,365,461	1,236,155
Corporate and Other	417,725	312,408

Total operating revenues	$1,783,186	$1,548,563

Adjusted property EBITDA(1)
Macau:
Mocha Clubs	$17,071	$3,581
Altira Macau	(54,017)	(58,864)
City of Dreams	205,854	(923)

Total adjusted property EBITDA	168,908	(56,206)

Operating costs and expenses:
Pre-opening costs	(195)	(106)
Amortization of gaming subconcession	(57,276)	(57,411)
Amortization of land use rights	(10,873)	(10,899)
Depreciation and amortization	(269,488)	(265,674)
Share-based compensation	(21,342)	(5,463)
Property charges and other	(16,629)	(12,868)
Corporate and Other expenses	(26,941)	(34,001)

Total operating costs and expenses	(402,744)	(386,422)

Operating loss	(233,836)	(442,628)

Non-operating income (expenses):
Interest income	3,080	2,988
Interest expenses, net of amounts capitalized	(234,000)	(194,719)
Other financing costs	(10,613)	(7,534)
Foreign exchange losses, net	(4,907)	(10,177)
Other expenses, net	—	(225)
Loss on extinguishment of debt	—	(1,236)
Costs associated with debt modification	—	(310)

Total non-operating expenses, net	(246,440)	(211,213)

Loss before income tax	(480,276)	(653,841)
Income tax expense	(1,456)	(811)

Net loss	$(481,732)	$(654,652)

Note

(1)

“Adjusted property EBITDA” is net loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation, Corporate and Other expenses, and other non-operating income and expenses. The Company uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	SEGMENT INFORMATION - continued

The Company’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2021	2020
Macau	$3,074,442	$3,271,755

Total long-lived assets	$3,074,442	$3,271,755

23.	SUBSEQUENT EVENTS

(a)

On February 16, 2022, Studio City Company issued $350,000 in aggregate principal amount of 7.000% senior secured notes due February 15, 2027 at an issue price of 100% of the principal amount (the “2022 Studio City Secured Notes”). Certain specified bank accounts of Melco Resorts Macau are pledged as security for the 2022 Studio City Secured Notes and related finance documents.

(b)

During the period from January 1, 2022 to April 29, 2022, MCO Nominee One drew down $420,000 of the revolving credit facility under the 2020 Credit Facilities, out of which $340,000 was advanced to Melco for working capital and general corporate purposes.

In preparing the accompanying consolidated financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 29, 2022, the date the accompanying consolidated financial statements were available to be issued.